Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Notice of Annual General Meeting

Melbourne (Australia) – April 21, 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, "Telix") announces its Annual General Meeting of shareholders to be held at The Events Centre, Level 5, Tower 2/727 Collins Street, Melbourne, VIC 3008 and online via meetings.openbriefing.com/TLXAGM2026 on Thursday, May 21, 2026 at 10:00 a.m. (Melbourne time).

The shareholder pack, comprising the Notice of Meeting, Proxy Form and Online Guide, is attached.

Authorized for lodgement by:

Shomalin Naidoo
Company Secretary (interim)

About Telix Pharmaceuticals Limited

Telix is a global biopharmaceutical company focused on the development and commercialization of radiopharmaceuticals with the goal of addressing significant unmet medical need in oncology and rare diseases. Telix is headquartered in Melbourne (Australia) with international operations in the United States, United Kingdom, Brazil, Canada, Europe (Belgium and Switzerland) and Japan. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations (Global)

Ms. Kyahn Williamson
SVP Investor Relations and Corporate Communications
kyahn.williamson@telixpharma.com

Telix Investor Relations (Australia)

Ms. Charlene Jaw
Associate Director Investor Relations
charlene.jaw@telixpharma.com

Telix Investor Relations (U.S.)

Ms. Annie Kasparian
Director Investor Relations and Corporate Communications
annie.kasparian@telixpharma.com

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Company Secretary.


Telix



Telix Pharmaceuticals

Notice of Annual General Meeting

Invitation from the Chair

Dear Shareholder

On behalf of the Board of Directors, I am pleased to invite you to attend the upcoming Annual General Meeting (**AGM** or **Meeting**) of Telix Pharmaceuticals Limited (**Telix** or **Company**). The AGM will be held at 10:00 a.m. (Melbourne time) on Thursday, May 21, 2026 at The Events Centre, Level 5, Tower 2/727 Collins Street, Melbourne, Victoria 3008 (**Venue**) and via Telix's share registry's Virtual Meeting Online Platform at meetings.openbriefing.com/TLXAGM2026.

Shortly after opening the AGM, I will address the Meeting and then our Managing Director and Group Chief Executive Officer (**MD & CEO**), Dr. Christian Behrenbruch, will review Telix's operations and performance over the year ended December 31, 2025. The items of business set out in this Notice of Meeting will then be addressed with Shareholders and proxyholders, with an opportunity to ask questions about the management and operations of the Company.

A glossary of defined terms used in this Notice of Meeting is included in the Glossary after the Explanatory Notes.

Items of business

The Notice of Meeting details the formal business to be dealt with at the AGM. This will be to:

1. Receive and consider the Financial and other formal reports for the year ended December 31, 2025
2. Adopt the 2025 Remuneration report
3. Re-elect and elect Directors
    a. Re-elect Dr. Mark Nelson
    b. Elect David Gill
    c. Elect William Jellison
    d. Elect Dr. Maria Rivas
4. Approval of the grant of equity to the MD & CEO
    a. Grant deferred share rights to the MD & CEO as part of his annual short term variable remuneration for the year ended December 31, 2025
    b. Grant performance share appreciation rights to the MD & CEO as his annual long term variable remuneration for the year ending December 31, 2026
5. Approval of the Equity Incentive Plan and the issue of equity securities under the Equity Incentive Plan
6. Approval of potential termination benefits
7. Approval of an increase to the maximum aggregate remuneration for Non-Executive Directors
8. Approval of the grant of share appreciation rights to the following Relevant Non-Executive Directors under the Equity Incentive Plan
    a. Marie McDonald
    b. David Gill
    c. William Jellison
    d. Dr. Maria Rivas
9. Ratify the prior issue of Convertible Bonds

How to participate

Details of how to participate in the AGM are available on page 35 of this Notice of Meeting, a summary of which is provided below.

Physical attendance

Shareholders attending the AGM can register from 9:15 a.m. (Melbourne time) on Thursday, May 21, 2026 at the Venue. Shareholders are reminded to please bring your proxy form to assist with your registration at the AGM. Shareholders will have an opportunity to meet with Directors and senior executives at the conclusion of the AGM. Light refreshments will be provided.

Online attendance

Shareholders attending the AGM online via Telix's share registry's Virtual Meeting Online Platform at meetings.openbriefing.com/TLXAGM2026 will be able to hear and view the AGM on their own devices, vote on the Resolutions and ask questions, and will be treated as if they were present at the physical location of the AGM.

Voting and questions

Shareholders are encouraged to lodge their votes online ahead of the AGM by logging in to their portfolio or shareholding at the share registry's Investor Centre website at au.investorcentre.mpms.mufg.com. If you are lodging your votes via Single Holding Login you will need your holder identifier (SRN or HIN) and postcode. Alternatively, you may lodge your completed proxy form by post or fax to the number on the form.

If you wish to submit a question to me or Telix's Auditor, PricewaterhouseCoopers (PwC), in advance of the Meeting, you can lodge your questions online at au.investorcentre.mpms.mufg.com. Upon login, click on 'Voting' and select the 'Ask Question' option under 'Action'. Questions for the Company should be received by no later than 10:00 a.m. (Melbourne time) on Thursday, May 14, 2026. We will endeavor to respond to as many of the more frequently asked questions as possible at the AGM. You may also ask questions at the Meeting.

The 2025 Annual Report can be viewed online at ir.telixpharma.com/financial-information/annual-reports. Telix's website at telixpharma.com also offers Shareholders details of the latest Australian Securities Exchange (ASX) and Nasdaq stock price, announcements made to ASX and the Securities and Exchange Commission (SEC), investor and analyst presentations and many other publications that may be of interest to you.

The Board considers the AGM to be an important event on our calendar and we look forward to the opportunity to update you on the Company's performance and answer any questions you may have.

Yours faithfully,



Dr. Mark Nelson

Chair (Interim)

Notice of Annual General Meeting

Telix Pharmaceuticals Limited ACN 616 620 369

Notice is given that the Annual General Meeting of the Shareholders of Telix Pharmaceuticals Limited ACN 616 620 369 will be convened as a hybrid Meeting as follows:

Time:	10:00 a.m. (Melbourne time)
Date:	Thursday, May 21, 2026
Physical location	The Events Centre, Level 5, Tower 2/727 Collins Street, Melbourne, Victoria 3008
Attend online	meetings.openbriefing.com/TLXAGM2026

Under Rule 7.5 of Telix's Constitution, Shareholders attending the AGM online will be able to hear and view the Meeting on their own devices, vote on the Resolutions, ask questions and will otherwise be treated as if they were present at the Meeting. Details of how to attend the AGM online can be found in the Virtual Meeting Online Guide lodged with ASX and also accessible at ir.telixpharma.com/financial-information/annual-reports.

The business to be considered at the AGM is set out below. This Notice of Meeting should be read in its entirety in conjunction with the accompanying Explanatory Notes. If you are in any doubt as to how you should vote on the Resolutions, you should consult your financial, legal or other professional advisor.

ITEMS OF BUSINESS

1. Receive and consider the 2025 Financial and other formal reports

To receive and consider the Financial report, Sustainability report, Directors' report and Auditor's report for the financial year ended December 31, 2025.

2. Adopt the 2025 Remuneration report

To consider and, if thought fit, to pass the following resolution as a non-binding **ordinary resolution:**

That the Remuneration report as set out in the Company's Annual Report (including Item 6.A "Directors and Senior Management" and 6.B "Compensation" of the Form 20-F) for the financial year ended December 31, 2025 be adopted.

A voting exclusion applies to this Resolution. The vote on this Resolution is advisory only and does not bind Telix or the Directors.

3. Re-elect and elect Directors

To consider and, if thought fit, to pass the following resolutions as separate **ordinary resolutions:**

a. *That Dr. Mark Nelson, being eligible, be re-elected as a Director of the Company*

b. *That David Gill, being eligible, be elected as a Director of the Company*

c. *That William Jellison, being eligible, be elected as a Director of the Company*

d. *That Dr. Maria Rivas, being eligible, be elected as a Director of the Company*

4. Approve the grant of equity to the MD & CEO

To consider and, if thought fit, to pass the following resolutions as separate **ordinary resolutions:**

a. *That approval be given for all purposes, including Listing Rule 10.14, for the grant of 27,121 deferred share rights to the MD & CEO, Dr. Behrenbruch, as part of his annual short term variable remuneration for the financial year ended December 31, 2025, as set out in the Explanatory Notes.*

b. *That approval be given for all purposes, including Listing Rule 10.14, for the grant of 339,835 performance share appreciation rights to the MD & CEO, Dr. Behrenbruch, as his annual long term variable remuneration for the financial year ending December 31, 2026, as set out in the Explanatory Notes.*

Voting exclusions apply to these Resolutions.

5. Approve the Equity Incentive Plan and the issue of equity securities under the Equity Incentive Plan

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

That for the purposes of Listing Rule 7.2 (Exception 13(b)) and for all other purposes, the Telix Equity Incentive Plan and the issue of equity securities under the Telix Equity Incentive Plan, as described in the Explanatory Notes, be approved.

A voting exclusion applies to this Resolution.

6. Approve potential termination benefits

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

That approval be given for all purposes (including for sections 200B and 200E of the Australian Corporations Act 2001 (Cth)(the Corporations Act), for the giving of benefits to any current or future holder of a managerial or executive office in the Company or a related body corporate, in connection with that person ceasing to hold that office, as set out in the Explanatory Notes.

A voting exclusion applies to this Resolution.

7. Approve an increase to the maximum aggregate remuneration for Non-Executive Directors

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

That approval be given for all purposes, including Rule 8.3(a) of the Company's Constitution and Listing Rule 10.17, for the maximum aggregate remuneration that may be paid to the Non-Executive Directors in any year commencing on or after January 1, 2026 to be increased by A$1,550,000.00 from A$1,800,000.00 per annum to A$3,350,000 per annum.

A voting exclusion applies to this Resolution.

8. Approve the grant of share appreciation rights to the Relevant Non-Executive Directors under the Equity Incentive Plan

To consider and, if thought fit, to pass the following resolutions as separate **ordinary resolutions:**

a. *That for the purposes of Listing Rule 10.14 and for all other purposes, the issue of share appreciation rights to Marie McDonald (or nominee), details of which are set out in the Explanatory Notes, be approved by Shareholders.*

b. *That for the purposes of Listing Rule 10.14 and for all other purposes, the issue of share appreciation rights to David Gill (or nominee), details of which are set out in the Explanatory Notes, be approved by Shareholders.*

c. *That for the purposes of Listing Rule 10.14 and for all other purposes, the issue of share appreciation rights to William Jellison (or nominee), details of which are set out in the Explanatory Notes, be approved by Shareholders.*

d. *That for the purposes of Listing Rule 10.14 and for all other purposes, the issue of share appreciation rights to Dr. Maria Rivas (or nominee), details of which are set out in the Explanatory Notes, be approved by Shareholders.*

Voting exclusions apply to these Resolutions.

9. Ratify the prior issue of Convertible Bonds

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

That approval and ratification be given for all purposes, including Listing Rule 7.4, for the prior issue of the Convertible Bonds, details of which are set out in the Explanatory Notes.

A voting exclusion applies to this Resolution.

Voting exclusions

Telix will disregard any votes cast on any of the Resolutions by or on behalf of the persons set out below.

The Chair of the Meeting intends to vote all available proxies in favor of each item of business requiring Shareholder Resolution, other than Item 6. The Chair of the Meeting intends to not vote undirected proxies on Item 6.

<table>
<tr><th>Item of business</th><th>Voting exclusion and authorized voting</th></tr>
<tr><td>Item 2 – Adopt the 2025 Remuneration report</td><td>Telix will disregard votes cast:
by or on behalf of a person who is a member of Telix's Key Management Personnel (KMP) named in the Remuneration report for the year ended December 31, 2025 and their Closely Related Parties (regardless of the capacity in which the vote is cast); or
as proxy by a person who is a member of the KMP on the date of the AGM or their Closely Related Parties.
However, votes will not be disregarded if they are cast:
as proxy or attorney for a person entitled to vote on this resolution;
in accordance with the directions on the proxy form; or
by the Chair of the Meeting in accordance with an express authorization in the proxy form to exercise the proxy even though the resolution is connected with the remuneration of the KMP.</td></tr>
<tr><td>Items 4(a) and 4(b) – Approve the grant of equity securities to the MD & CEO</td><td>Telix will disregard votes cast:
in favor of the item by or on behalf of Dr. Behrenbruch, his nominee(s) or any of their associates, (regardless of the capacity in which the vote is cast); and
as proxy by a person who is a member of the KMP on the date of the AGM or their Closely Related Parties.
However, votes will not be disregarded if they are cast:
as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way;
as proxy for a person entitled to vote on the item by the Chair of the Meeting in accordance with an express authorization to exercise the proxy as the Chair of the Meeting decides; or
by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary, providing the following conditions are met:
the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on the resolution; and
the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.</td></tr>
<tr><td>Item 5 – Approve the Equity Incentive Plan and the issue of equity securities under the Equity Incentive Plan</td><td>Telix will disregard votes cast:
in favor of the resolution by, or on behalf of any person eligible to participate in the Telix Equity Incentive Plan or any of their Associates, regardless of the capacity in which the vote is cast; or
as proxy by a person who is a member of the KMP on the date of the AGM or their Closely Related Parties.
However, votes will not be disregarded if they are cast:
as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way; or
as proxy for a person entitled to vote on the resolution by the Chair of the Meeting pursuant to an express authorization to exercise the proxy as the Chair of the Meeting decides; or
by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.</td></tr>
</table>

Item of business	Voting exclusion and authorized voting
Item 6 – Approve potential termination benefits	If any Shareholder is a current or potential employee or Director of the Company or a related body corporate, then that Shareholder (and their associates) should not vote on the resolution if they wish to preserve their ability to receive benefits under this approval. Telix will disregard any votes cast on the resolution as proxy by a person who is a member of the Company's KMP on the date of the AGM or their Closely Related Parties. However, votes will not be disregarded if they are in accordance with the directions on the proxy form. Unlike the other resolutions, the Chair of the Meeting will not be able to vote undirected proxies on the resolution in item 6, even if the proxy appointment expressly authorizes the Chair of the Meeting to exercise the proxy, as the Chair is a person who may be entitled to receive a benefit under the resolution in item 6.
Item 7 - Approve an increase in the maximum aggregate remuneration for Non-Executive Directors	Telix will disregard votes cast: • in favor of the resolution by or on behalf of any Director or their associates (regardless of the capacity in which the vote is cast); and • as proxy by a person who is a member of the KMP on the date of the AGM and their Closely Related Parties. However, votes will not be disregarded if they are cast: • as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way; • as proxy for a person entitled to vote on the item by the Chair of the Meeting in accordance with an express authorization to exercise the proxy as the Chair decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: ◦ the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting and is not an associate of a person excluded from voting on the item; and ◦ the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

<table>
<tr><th>Item of business</th><th>Voting exclusion and authorized voting</th></tr>
<tr><td>Item 8 – Approve the issue of share appreciation rights to the Relevant Non-Executive Directors under the Equity Incentive Plan</td><td>Telix will disregard any votes cast:

in relation to Item 8(a), in favor of the resolution by Marie McDonald, her nominee(s) and any of their associates;
in relation to Item 8(b), in favor of the resolution by David Gill, his nominee(s) and any of their associates;
in relation to Item 8(c), in favor of the resolution by William Jellison, his nominee(s) and any of their associates;
in relation to Item 8(d), in favor of the resolution by Dr. Maria Rivas, her nominee(s) and any of their associates; and
in relation to Items 8(a), (b), (c) and (d), as a proxy by a person who is a member of the KMP at the date of the AGM or their Closely Related Parties.

However, votes will not be disregarded if they are:

as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way;
as proxy for a person entitled to vote on the item by the Chair of the Meeting in accordance with an express authorization to exercise the proxy as the Chair decides; or
by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting and is not an associate of a person excluded from voting on the item; and
the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

</td></tr>
<tr><td>Item 9 – Ratify the prior issue of Convertible Bonds</td><td>Telix will disregard votes cast in favor of the resolution by or on behalf of any person who was issued Convertible Bonds and any of their associates.
However, votes cast in favor of the resolution will not be disregarded if they are cast:

as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way;
as proxy or attorney for a person entitled to vote on the resolution by the Chair of the Meeting in accordance with a direction given to the Chair of the Meeting to vote on the resolution as the Chair decides; or
by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting and is not an associate of a person excluded from voting on the item; and
the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

</td></tr>
</table>

Dated April 21, 2026

By order of the Board



Shomalin Naidoo

Company Secretary (interim)

Explanatory Notes

These Explanatory Notes have been prepared to provide Shareholders with important information regarding the items of business proposed for the AGM. They form part of the Notice of Meeting and should be read in conjunction with it.

Item 1 - Receive and consider the 2025 Financial and other formal reports

The laws in Australia require Directors to lay before the AGM the annual Financial report, Sustainability report, Directors' report and Auditor's report for the year ended December 31, 2025.

This item does not require a formal Resolution to be put to the Meeting. However, Shareholders will be given a reasonable opportunity to comment and raise questions with respect to these reports and the operations or performance of the Company generally at the AGM.

Shareholders will also be given a reasonable opportunity to submit questions to a representative of the Company's Auditor, PricewaterhouseCoopers (PwC), relevant to the conduct of the audit, the preparation and content of the Auditor's report, the accounting policies adopted by the Company and the independence of the Auditor.

Shareholders are encouraged to submit questions in advance of the AGM in accordance with the instructions on page 35 of this Notice of Meeting.

Shareholders can access a copy of Telix's 2025 Annual Report on the Company's website at ir.telixpharma.com/financial-information/annual-reports or request a copy from Telix.

Item 2 – Adopt the 2025 Remuneration report

Shareholders are asked to adopt the Company's Remuneration report for the year ended December 31, 2025. The Remuneration report is set out in Item 6 of Form 20F of the 2025 Annual Report, and all references to the 'Remuneration report' in this document refer to that location.

The Remuneration report includes:

- Telix's policy for determining remuneration for its KMP;
- a description of the relationship between Telix's remuneration policies and Telix's performance; and
- remuneration details for KMP and any associated performance conditions for the year ended December 31, 2025.

Shareholders will have a reasonable opportunity to ask questions and make comments on the Remuneration report. Item 2 is required under Australian law and the vote on the adoption of the Remuneration report is advisory only and does not bind the Directors or the Company. However, the Board will take note of the outcome of the vote when considering future remuneration matters.

A voting exclusion applies to Item 2 and is set out on page 6 of the Notice of Meeting.

Board recommendation

In the interests of good governance, the Directors abstain from making a recommendation in relation to Item 2.

Item 3 – Re-elect and elect Directors

Non-Executive Director (NED), Dr. Mark Nelson, retires by rotation and submits himself for re-election as a Director of the Company. David Gill, Dr. Maria Rivas and William (Bill) Jellison are seeking election by Shareholders for the first time, having each been appointed as a Director of the Company after the 2025 AGM. Should Mr. Gill be elected, it is expected that he will be appointed Chair of the Board of Directors in due course, succeeding Dr. Nelson who will remain on the Board as a NED. The biographical details, relevant qualifications, experience and skills of each of the NEDs standing for re-election or election are set out below.

Under Telix's Constitution, a NED may not hold office without re-election beyond the conclusion of the next AGM following his or her appointment, and thereafter, the third AGM following the Meeting at which the Director was last elected or re-elected. The Board annually reviews the composition of the Board and performance of each Director seeking re-election at the AGM.

Based on these reviews and for the reasons outlined on the following pages, the Board considers all Directors seeking re-election or election demonstrate commitment to their role. The contribution of each Director is and continues to be important to Telix's long term success. The Board considers that as a whole it has an appropriate mix of skills, backgrounds, knowledge, experience and diversity to operate effectively.

All NEDs have been determined by the Board to be independent, on the basis that they are free of any interest, position or relationship that might influence or reasonably be perceived to influence in a material respect their capacity to bring an independent judgment to bear on issues before the Board and to act in the best interests of Telix as a whole rather than in the interests of an individual holder or other party.

The 2025 Corporate Governance Statement, available on Telix's website at ir.telixpharma.com/governance/documents-charters, contains more information on the independence of Directors.

Item 3(a) – Re-elect Dr. Mark Nelson as Director



Dr. Mark Nelson

B.Sc (Hons) (Melb) M.Phil (Cantab) Ph.D (Melb)

Appointment
September 2017

Skills and experience
Dr. Nelson's vast experience in the investment community, including in life sciences, brings a sound investment perspective to the implementation of Telix's strategy and makes him a highly valued member of our Board. He received his B.Sc from the University of Melbourne, his M.Phil from the University of Cambridge and his Ph.D from the University of Melbourne.

Career summary
Dr. Nelson has served as Chairman of the Caledonia Investments Group (since January 2012), and as a Director of The Caledonia Foundation (since August 2002). He previously served as Chief Executive Officer and Co-Chief Investment Officer of the Caledonia Investments Group (from February 1992 to January 2012). Dr Nelson has served as Chairman of Art Exhibitions Australia (since 2019), Director of the Mindgardens Neuroscience Network (since February 2018), Governor of the Florey Neurosciences Institute (since October 2007), and Director of Kaldor Public Art Projects (since October 2005).

Committee membership
- Audit and Risk Committee
- Disclosure Committee (Chair)
- Nomination Committee (Chair)
- People Committee

Board recommendation
The Directors (other than Dr. Nelson) unanimously recommend that Shareholders vote in favor of item 3(a). Dr. Nelson makes no recommendation in relation to item 3(a) due to his interest in the Resolution.

Item 3(b) – Elect David Gill as Director



David Gill

B.S. MBA

Appointment
May 11, 2026

Skills and experience
David Gill is a life sciences executive with 35+ years' experience in senior general management and financial leadership across commercial and clinical-stage biopharmaceutical (including radiopharmaceuticals) and medical device companies. He holds a B.S. in Accounting from Wake Forest University and an MBA from Emory University.

Career summary
Mr. Gill currently serves as a Director on the Boards of Evolus, Inc. (NASDAQ: EOLS), Allucent LLC, Bridge to Life Ltd, RapidPulse Inc. and huMannity Medtec (formerly Alfred Mann Foundation), and was until recently a board member of Y-mAbs Therapeutics, Inc. (NASDAQ: YMAB), Strongbridge Biopharma plc (NASDAQ: SBBP), Alpha Source Inc, Healthtronics, Inc, and Perimetrics, LLC. Mr. Gill brings deep expertise in capital markets, scaling businesses, governance and corporate turn-around strategy and has served as Chief Financial Officer or President of multiple publicly traded companies, including EndoChoice Holdings, Inc. (NYSE: GI, acquired by Boston Scientific), INC Research (NASDAQ: INCR, now Syneos Health), and CTI Molecular Imaging (NASDAQ: CTMI, acquired by Siemens).

Board recommendation
The Directors (other than Mr. Gill) unanimously recommend that Shareholders vote in favor of item 3(b). Mr. Gill makes no recommendation in relation to item 3(b) due to his interest in the Resolution.

Item 3(c) – Elect William Jellison as Director



William Jellison

B.A. CMA

Appointment
May 11, 2026

Skills and experience
William (Bill) Jellison is a public company Director and corporate finance leader with 30+ years' experience, including audit committee leadership in large, regulated operating environments. He holds a B.A. in Business Administration from Hope College (Holland, MI).

Career summary
Mr. Jellison most recently served as Vice President and CFO of Stryker Corporation (NYSE: SYK), overseeing international finance, SEC reporting, mergers and acquisitions, and capital allocation. He currently serves on the Board of Directors of Medtronic plc (NYSE: MDT), Anika Therapeutics, Inc. (NASDAQ: ANIK), Avient Corporation (NYSE: AVNT), Solenis LLC, and Young Innovations, Inc., and until recently served as a Director of Masimo Corporation (NASDAQ: MASI).

Board recommendation
The Directors (other than Mr. Jellison) unanimously recommend that Shareholders vote in favor of item 3(c). Mr. Jellison makes no recommendation in relation to item 3(c) due to his interest in the Resolution.

Item 3(d) – Elect Dr. Maria Rivas as Director



Dr. Maria Rivas

MD B.A.

Appointment
May 11, 2026

Skills and experience
Dr. Maria Rivas, MD is an experienced public company board director and S&P 100 senior pharmaceutical executive with 25+ years' experience in late-stage clinical development, commercialization and governance leadership. Dr. Rivas holds a B.A. in Biochemistry from Brandeis University and an MD from Columbia University's Vagelos College of Physicians and Surgeons. She completed residency training in Internal Medicine and a fellowship in Endocrinology at New York-Presbyterian Hospital.

Career summary
Dr. Rivas spent over 25 years in healthcare developing and commercializing medical devices and pharmaceutical products across multiple therapeutic areas including oncology, rare diseases and neurosciences most recently as Chief Medical Officer at Pfizer, Inc. (NYSE: PFE). She has managed global operations of several thousand data scientists, healthcare experts and field staff, and overseen the launch of multiple blockbuster medical products. Dr. Rivas currently serves on the board of directors of The Cooper Companies, Inc. (NASDAQ: COO), and the advisory board of Proxy Foods. From 2018-2019, Dr. Rivas served as an independent director for Medidata Solutions, Inc. (NASDAQ: MDSO) until its successful merger with Dassault Systèmes.

Board recommendation
The Directors (other than Dr. Rivas) unanimously recommend that Shareholders vote in favor of item 3(d). Dr. Rivas makes no recommendation in relation to item 3(d) due to her interest in the Resolution.

Item 4 – Approve the grant of equity to the Managing Director and Group Chief Executive Officer

Under the Listing Rules, Shareholder approval is required for an issue of Telix securities to Directors.

Shareholder approval is sought for the grant of 27,121 deferred share rights (**SRs or 2025 SRs**) to the MD & CEO, Dr. Behrenbruch, as the deferred component of his annual short term variable remuneration (**STVR**) for the year ended December 31, 2025, and 339,835 performance share appreciation rights (**PSARs or 2026 PSARs**) as his long term variable remuneration (**LTVR**) for the year ending December 31, 2026.

MD & CEO remuneration

As described in section 4 of the Remuneration report and Item 6.A "Directors and Senior Management" and 6.B "Compensation" of the Form 20-F in our 2025 Annual Report available at ir.telixpharma.com/financial-information/annual-reports, for the MD & CEO's 2026 remuneration, the Board considered the remuneration benchmarking provided by Mercer Consulting (Australia) Pty Ltd (Mercer) in 2025, and decided not to make any material changes to Executive KMP remuneration for 2026.

The MD & CEO's remuneration package from January 1, 2026 is as follows, with Total Target Remuneration (**TTR**) remaining below the market midpoint of the comparator group (0.56 comp ratio, being TTR divided by the market median of the comparator group):

Base salary	TFR[1]	STVR at target[2]		LTVR at target[3]		TTR	Remuneration mix[4]
		% base	$	% base	A$		
A$827,060	A$926,307	110%	A$909,766	150%	A$1,240,590	A$3,076,663	30 / 30 / 40

1. TFR is Total Fixed Remuneration. The MD & CEO can elect to cap his superannuation at the statutory superannuation maximum and receive the additional 12% over the maximum as base salary.
2. STVR maximum opportunity is 110% at target.
3. LTVR maximum opportunity is 150% at target (subject to achievement of a stretch financial performance condition).
4. The remuneration mix is an expression of the TFR / STVR (at target) / LTVR (at target). It is expressed as a ratio against the TTR.

Item 4 (a) – Approve the grant of deferred share rights to the Managing Director and Group Chief Executive Officer

Subject to Shareholder approval, 2025 SRs will be granted to the MD & CEO under the Telix Employee Incentive Plan (**EIP**) shortly after the AGM, and in any event, no later than three years from the date of the Meeting.

Key terms of the 2025 SRs

The purpose of the STVR is to reward achievement of annual corporate objectives aligned to the delivery of Telix's strategy over the short term (one year). For the year ended December 31, 2025, the deferred equity component was increased to 50% in respect of the STVR outcome to align the interests of the MD & CEO with Shareholder value creation. SRs are used because they create share price alignment between the MD & CEO and Shareholders, but do not provide the MD & CEO with the full benefits of share ownership (such as dividend and voting rights) unless and until the SRs vest and Shares are allocated.

The MD & CEO's 2025 STVR outcome (A$527,401 or 60% of his target STVR opportunity of A$879,001) was multiplied by 50% (the deferred component) to reach a deferred equity value of A$263,701. The number of SRs was calculated by dividing the deferred equity value by the five day Volume Weighted Average Price (**VWAP**) of A$9.7229 for Shares traded on the ASX commencing on February 23, 2026, the first trading day after the 2025 full year financial results announcement to the market, through to February 27, 2026 (inclusive).

No amount is payable by the MD & CEO to receive the 2025 SRs grant.

2025 SRs will vest in February/March 2027, shortly after the release of the audited full year financial results announcement for 2026, with vested 2025 SRs having a two year exercise period from the vesting date, after which they expire. There is no exercise price for the 2025 SRs. The Company may acquire Shares on market or issue new Shares to satisfy the exercise. The Board retains the right to determine that the 2025 SRs are settled via a cash equivalent payment in lieu of an allocation of Shares.

Full details regarding the 2025 SRs are provided in section 3.2 of the Remuneration report and Item 6.A "Directors and Senior Management" and 6.B "Compensation" of the Form 20-F in the 2025 Annual Report available at ir.telixpharma.com/financial-information/annual-reports.

Treatment on cessation of employment for 2025 SRs

If the MD & CEO ceases employment with the Company prior to the 2025 SRs vesting date, the SRs will be treated in accordance with the Equity Incentive Plan Rules and associated offer document, and generally treated as follows, with the Board retaining discretion to determine a different treatment:

- Terminated for cause: forfeited.
- Other circumstances such as death, disability, retirement, redundancy, mutually agreed separation or resignation: generally the SRs will remain on foot and will vest in the ordinary course.

Exercise of 2025 SRs

Provided the MD & CEO remains employed with the Company, 2025 SRs may be exercised at any time between the vesting date in approximately February/March 2027 and two years thereafter by the MD & CEO submitting an exercise notice. In line with the EIP, if the MD & CEO does not remain employed with the Company, the Board may reduce the exercise period to 90 days from the day the relevant securities become fully vested and are not subject to any dealing restrictions. On exercise of a vested SR, the MD & CEO will generally receive one Share.

Listing Rule 10.14

Under Listing Rule 10.14, Shareholder approval is required in order for the Company to issue equity securities to Dr. Behrenbruch, as a Director, under its EIP.

If Item 4(a) is passed, the Company will be able to proceed with the issue of the 2025 SRs to Dr. Behrenbruch.

If Item 4(a) is not passed, the Company will be unable to issue the 2025 SRs to Dr. Behrenbruch and the Board will consider alternative arrangements to appropriately remunerate and incentivize Dr. Behrenbruch.

Further information relating to the grant of SRs

Other terms applicable to the grant of SRs under Item 4(a), as well as the grant of PSARs under Item 4(b), are set out on pages 13-14.

Information required by Listing Rule 10.15

Further information is provided in relation to Item 4(a) for the purposes of Listing Rule 10.15 on page 13.

A voting exclusion applies to Item 4(a) and is set out on page 6 of the Notice of Meeting.

Board recommendation

The Directors (other than Dr. Behrenbruch) unanimously recommend that Shareholders vote in favor of Item 4(a).

Item 4 (b) – Approve the grant of performance share appreciation rights to the Managing Director and Group Chief Executive Officer

Subject to Shareholder approval, PSARs will be granted to the MD & CEO under the Company's EIP shortly after the AGM, and in any event no later than three years after the Meeting.

Key terms of the 2026 LTVR

Full details regarding the 2026 LTVR are provided in our Remuneration report and section 4.1.4 of Item 6.A "Directors and Senior Management" and 6.B "Compensation" of the Form 20-F in our 2025 Annual Report available at ir.telixpharma.com/financial-information/annual-reports.

The purpose of LTVR is to reward long term performance aligned with the delivery of Telix's strategic objectives over the longer term. LTVR is delivered using PSARs subject to the achievement of performance conditions over the three year performance period (January 1, 2026 to December 31, 2028, inclusive), to align the interests of the MD & CEO with Shareholders and reward the achievement of long term, sustainable performance and Shareholder value creation. The LTVR has a maximum vesting opportunity of 150% of target where stretch performance is achieved.

PSARs are granted because they create share price alignment between the MD & CEO and Shareholders, but do not provide the MD & CEO with the full benefits of share ownership (such as dividend and voting rights) unless and until the PSARs vest and shares are allocated.

Shareholder approval is sought to grant the MD & CEO 339,835 PSARs, being his maximum LTVR opportunity. The number is calculated by dividing the MD & CEO's 2026 maximum LTVR opportunity (A$1,860,885 or 225.0% of his base salary of A$827,060) by A$5.4758, being the concluded value per 2026 PSAR as detailed below.

No amount is payable by the MD & CEO to receive the 2026 PSARs grant.

PSARs provide the right to acquire shares in Telix equal in value to the gain above the notional 'exercise' price, subject to the satisfaction of performance conditions over the performance period. The notional exercise price for each 2026 PSAR is A$10.8614, being the VWAP for the 20 trading day period starting on February 23, 2026, the first trading day after lodgment of the Company's 2026 Annual Report with ASX, through to March 20, 2026 (inclusive).

The 2026 PSARs will be tested against the performance conditions after the release of the audited full year financial results announcement for 2028 (in March 2029). Any vested PSARs will have an exercise period of two years from the vesting date. At the end of the exercise period, any vested but unexercised 2026 PSARs will expire (in March 2031).

Black Scholes valuation methodology

The 2026 PSARs have been valued in accordance with the Black Scholes valuation methodology undertaken by an independent corporate advisor engaged by the Company.

Assumptions	Value
Valuation date	March 20, 2026
Underlying share price	A$12.75
Notional exercise price	A$10.8614
Term	5 years
Risk-free rate	4.84%
Dividend yield	Nil
Volatility	55%
Fair Value of a PSAR	**A$7.2624**
Non-market vesting conditions weighted probability of achievement	75.40%
Concluded value	**A$5.4758**

In relation to certain of the assumptions outlined above:

- the valuation date occurred following determination of the notional exercise price and is applied for PSARs issued under Telix's EIP for 2026;
- the underlying share price of A$12.75 was the closing price of shares on ASX on March 20, 2026, the valuation date. The Board considers it to be reasonable to use this underlying share price on the basis that the most recent "spot price" is typically used in a Black Scholes calculation;
- the risk-free rate was determined based on government bond interest rates with a term of equal duration taken from the Reserve Bank of Australia website on the valuation date; and
- the volatility of the shares was determined by the independent corporate advisor in accordance with AASB 2 Share-based Payment paragraph B22, being the annualized standard deviation of the continuously compounded daily change in price of the Company's shares over a period of time. The volatility was examined over a six-month to five-year period prior to, and including, the valuation date. The Board considers the volatility assumption to be reasonable in valuing the 2026 PSARs.

Non-market vesting condition probability of achievement determination

In determining the concluded value of each PSAR tranche, the Company has applied a probability of achievement of the non-market-based vesting conditions to the fair value of each tranche. This is aligned to the treatment prescribed by paragraphs 19 and 20 of AASB 2, such that the Company recognizes a share-based payment charge based on an estimate of the number of equity instruments expected to vest. To determine this probability of achievement, the Company has assessed the likelihood of achieving each of the vesting conditions outlined below. These probabilities have been weighted in line with the vesting scales to determine an overall weighted probability associated with the non-market vesting conditions associated with the PSARs at the inception of the performance period.

Performance conditions for 2026 PSARs

The 339,835 PSARs granted at the maximum LTVR opportunity are subject to eight performance conditions over the performance period (January 1, 2026 to December 31, 2028, inclusive), which will be tested after the 2028 full year results announcement to market.

As noted in the below table, the 2026 PSARs are subject to performance conditions related to:

- a financial performance measure (adjusted EBITDAR) that accounts for 50% of the target, and
- seven product milestones that collectively account for the remaining 50% at target.

There is an additional stretch element (taking the maximum achievable to 150% of target) if the adjusted EBITDAR stretch target is achieved (whereby the financial performance may account for 100% at target and the product milestones may account for 50%).

Performance condition	Testing outcome and % resultant vesting	Performance result	Number of PSARs that may vest subject to performance
Adjusted EBITDAR (50% at target)[1] Earnings before interest, tax, depreciation, amortization, and research & development expenses	below threshold (0%)	Less than US$1,365 million	Nil
	threshold (25%)	US$1,365 million	56,639
	target (50%)	**US$1,837 million**	**Up to an additional 56,639**
	stretch (100%)	US$2,042 million	Up to an additional 113,279
Product milestone 1 Gain FDA approval for a sNDA or a NDA of a new asset of indication expansion of a PSMA targeting imaging agent.	below threshold (0%)	not achieved	Nil
	target (12%)	achieved	27,187
Product milestone 2 Submit for a non-prostate indication expansion (metastatic) in the Precision Medicine business unit	below threshold (0%)	not achieved	Nil
	target (4%)	achieved	9,062
Product milestone 3 Submit a marketing authorization for a TLX therapeutic product in a commercially relevant jurisdiction	below threshold (0%)	not achieved	Nil
	target (15%)	achieved	33,984
Product milestone 4 Run an EAP/NPP with government financial support, of one Tx asset in a relevant jurisdiction	below threshold (0%)	not achieved	Nil
	target (2%)	achieved	4,531
Product milestone 5 Have at least five RLS sites manufacturing a commercial Telix Px imaging agent	below threshold (0%)	not achieved	Nil
	target (6%)	achieved	13,593
Product milestone 6 Delivery of at least four Tx drug product production lines within the US market capable of Phase 3/ commercial production	below threshold (0%)	not achieved	Nil
	target (6%)	achieved	13,593
Product milestone 7 Delivery of at least one commercial ready therapeutic isotope supply chain	below threshold (0%)	not achieved	Nil
	target (5%)	achieved	11,328
Maximum of target			**339,835**

1. Where adjusted EBITDAR performance is between threshold and target or between target and stretch, there is a straight line vesting between 25% and 50% and 50% and 100% respectively.

If any performance and vesting condition is not satisfied during the performance period, the PSARs for that condition will automatically lapse at the end of the performance period (unless otherwise determined by the Board).

Exercise of 2026 PSARs

Vested 2026 PSARs may be exercised at any time between the vesting date in approximately March 2029 and two years thereafter by the MD & CEO submitting an exercise notice. Upon exercise, the value of each of the 2026 PSARs **(2026 PSARs Value)** will be calculated as follows and will be converted into Shares based on the current market price at the time of exercise (or in lieu thereof, a cash payment or a combination of cash and Shares, as determined by the Board):

2026 PSARs Value for each PSAR exercised = Current market price of shares at time of exercise less notional exercise price of the PSAR.

If the 2026 PSARs Value at the time of exercise is:

- zero or negative, the 2026 PSARs will have no value and no entitlement to shares (or cash); or
- positive, each 2026 PSAR will have value and may be realized by the issue of shares at the current market price at the time of exercise (or in lieu thereof, a cash payment or a combination of cash and shares, if determined by the Board).

It is expected that the 2026 PSARs Value will be settled in Shares, and if unexercised by the expiry of the exercise period they will lapse.

The total number of Shares to be allocated at the time of exercise of the 2026 PSARs will be calculated by:

a calculating the 2026 PSARs Value of each 2026 PSAR;

b multiplying the 2026 PSARs Value for each 2026 PSAR by the total number of 2026 PSARs exercised; and

c dividing this amount by the current market price of shares at the time of exercise (rounding up to the nearest whole number).

Treatment on cessation of employment

If the MD & CEO ceases employment with the Company prior to the 2026 PSARs vesting date, the PSARs will be treated in accordance with the Equity Incentive Plan Rules and associated offer document, and generally treated as follows, with the Board retaining discretion to determine a different treatment:

- Employment terminated for cause: forfeited.
- Employment terminated by employee resignation or mutually agreed separation: generally a portion of the unvested PSARs will remain on foot using the following staging: up to one year: nil retained, over one year and less than two years: 25% retained, over two years and less than three years: 50% retained, full three year performance period: 100% retained.
- Employment terminated under other circumstances such as death, disability, retirement, or redundancy: generally a portion of the PSARs will remain on foot based on the portion of the three year performance period served.

PSARs that remain on foot will be tested in the ordinary course, there is no acceleration of vesting.

This is a change from previous grants, where the pro-rata was based on service during the first year of the performance period, and aligns to market practice.

Listing Rule 10.14

Under Listing Rule 10.14, Shareholder approval is required in order for the Company to issue equity to Dr. Behrenbruch, as a Director, under the EIP.

If Item 4(b) is passed, the Company will be able to proceed with the issue of the 2026 PSARs to Dr. Behrenbruch.

If Item 4(b) is not passed, the Company will be unable to issue the 2026 PSARs to Dr. Behrenbruch and the Board will consider alternative arrangements to appropriately remunerate and incentivize Dr. Behrenbruch.

Other terms applicable to both Items 4(a) and 4(b)

This section sets out other key terms applicable to both the grant of SRs under Item 4(a) and the grant of PSARs under Item 4(b).

Dealing and disposal restrictions

SRs and PSARs may not be sold, transferred, mortgaged, charged or otherwise dealt with or encumbered, except by force of law or the Board determines otherwise. In general, shares allocated following the exercise of SRs or PSARs are not subject to any specific trading restrictions other than the general restrictions set out in the Company's Securities Dealing Policy.

Change of control

In the event of a change of control of the Company, the Board may determine that all or a specified number of SRs or PSARs will vest in accordance with the Company's EIP Rules. The Board also has discretion to determine the treatment of vested SRs or PSARs where a change of control occurs.

Malus and clawback

Under the EIP Rules, the Board has broad powers to determine that unvested or unexercised SRs or PSARs lapse, any shares allocated on vesting are forfeited, or that cash amounts are to be repaid in certain circumstances (such as dishonesty, fraud, gross misconduct, or breach of duties or obligations to Telix).

Corporate actions

Under the EIP Rules, the Board may grant additional SRs or PSARs or make any adjustments to the terms of a SR or PSAR it considers appropriate to minimize or eliminate any material advantage or disadvantage to a participant resulting from a corporate action such as a return of capital or capital reconstruction.

Information required by Listing Rule 10.15

For the purposes of Listing Rule 10.15, the following information is provided in relation to Items 4(a) and 4(b):

- Dr. Behrenbruch is the only Director entitled to participate in and receive SRs and PSARs under the EIP under Items 4(a) and 4(b);
- Dr. Behrenbruch, as a Director, falls within Listing Rule 10.14.1;
- the number of:
    - SRs to be granted to Dr Behrenbruch under Item 4(a) is 27,121; and
    - PSARs to be granted to Dr Behrenbruch under Item 4(b) is 339,835;
- Dr. Behrenbruch's total remuneration package for the 2026 financial year is set out in the Explanatory Notes to Item 4;
- under the EIP, Dr. Behrenbruch was previously issued with 570,460 PSARs and 2,595 SRs, at nil acquisition price, between 2022 and 2025. Of this total, 296,640 have vested, 66,603 have been forfeited and 310,520 remain in the testing period;
- the terms of issue of the SRs and PSARs are described in the Explanatory Notes to Item 4 and the key terms of the EIP are set out in Appendix A;
- Telix has elected to issue SRs and PSARs for the reasons set out in the Explanatory Notes to Item 4;
- if Items 4(a) and 4(b) are approved by Shareholders, the SRs and PSARs are expected to be granted to Dr. Behrenbruch shortly after the Meeting, and in any event within 3 years of the Meeting;
- the SRs and PSARs will be granted for no cash consideration;
- there is no loan associated with the grant or exercise of the 2025 SRs or 2026 PSARs;
- Shares issued (if any) on vesting and exercise of the 2025 SRs and 2026 PSARs will rank equally, and have the same rights and privileges, as with fully paid ordinary Shares of the Company;
- details of any securities issued under the EIP will be published in Telix's Annual Report relating to the period in which they were issued along with a statement that approval for the issue was obtained under Listing Rule 10.14; and
- any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the Company's EIP after Items 4(a) and/or 4(b) are approved and who were not named in the Notice of Meeting will not participate until approval is obtained under Listing Rule 10.14.

Voting exclusions apply to Items 4(a) and 4(b) and are set out on page 6 of the Notice of Meeting.

Board recommendation

The Directors (other than Dr. Behrenbruch) unanimously recommend that Shareholders vote in favor of Item 4(b).

Item 5 – Approve the Equity Incentive Plan and issue of equity securities under the Equity Incentive Plan

Item 5 seeks Shareholder approval for the Telix Equity Incentive Plan (**EIP**) and for the issue of equity securities under the EIP for the purposes of Listing Rule 7.2, Exception 13(b) and for all other purposes.

Listing Rule 7.1 and Listing Rule 7.2, Exception 13(b)

Broadly speaking, Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue more than 15% of its equity securities during any 12 month period without seeking shareholder approval.

Listing Rule 7.2, Exception 13(b) sets out an exception to Listing Rule 7.1 which provides that issues under an employee incentive scheme will not count towards the 15% placement capacity if within three years before the issue date, shareholders have approved the issue of securities under the scheme as an exception to Listing Rule 7.1.

The EIP has not materially changed since it was last approved by Shareholders at Telix's 2024 AGM. However, Telix is seeking a fresh approval of the EIP at this year's AGM to refresh the Company's placement capacity so that Telix can continue to award equity incentive to EIP participants in accordance with our remuneration framework described in our 2026 Remuneration report.

If Item 5 is passed, the Company will be able to issue a limited number of equity securities under the EIP to eligible participants over a period of three years from the date of the AGM without impacting on the Company's ability to separately issue up to 15% of its total ordinary securities without having to obtain Shareholder approval in any 12 month period under Listing Rule 7.1.

If Item 5 is not passed, the previous Shareholder approval for the issue of equity securities under the EIP obtained in 2024 will remain in place. Any issue of equity securities under the EIP above the maximum number approved by Shareholders at the 2024 AGM will count towards the Company's capacity limit of 15% of total ordinary securities that can be issued in any 12 month period without Shareholder approval. This will effectively decrease the number of equity securities Telix can issue without Shareholder approval over the 12 month period following the date of the issue (unless the securities are issued under another relevant exception).

If Item 5 is passed, for the purposes of ASX Listing Rule 7.2, Exception 13, the maximum number of equity securities that may be issued under the EIP is 33,923,856 equity securities, representing 10% of the number of Shares on issue as at April 14, 2026, being 339,238,556 Shares.

The proposed grant of equity securities to Dr. Christian Behrenbruch as contemplated by items 4(a) and (b) and the proposed grant of share appreciation rights to the Relevant Non-Executive Directors in Item 8, will not count towards this maximum number given the grants must be separately approved under Listing Rule 10.14.

There have been 13,728,693 equity securities issued under the EIP since it was last approved by Shareholders at the 2024 AGM, of which 1,031,758 have since being forfeited or lapsed. A summary of the terms of the EIP are set out in Appendix A.

A full copy of the EIP is available on the Company's website ir.telixpharma.com/governance/documents-charters.

A voting exclusion applies in respect of Item 5 and is set out in page 6 of the Notice.

Board recommendation

Because they have a personal interest in the subject of this Resolution, the Directors abstain from making a recommendation to Shareholders in relation to this item 5.

Item 6 – Approve potential termination benefits

Part 2D.2 of the *Corporations Act* restricts the benefits that can be given without shareholder approval to individuals who hold, or have held in the last three years, a managerial or executive office (as defined in the *Corporations Act*) on leaving the Company or its related bodies corporate (**Group**). This includes members of the Key Management Personnel (KMP) of the Company (including Non-Executive Directors) and directors of any subsidiaries of the Company.

Under section 200B of the *Corporations Act*, the Company may only give a person a 'benefit' in connection with their ceasing to hold managerial or executive office in the Group if it is approved by shareholders or an exemption applies.

Approval is being sought in respect of any current or future member of KMP of the Company or other person who holds a managerial or executive office (as defined in the *Corporations Act*) in the Group (**Relevant Person**).

If Shareholder approval is obtained, it will be effective from the date the Resolution is passed until the conclusion of the 2029 AGM.

If Shareholder approval is not obtained, the Company will only be permitted to give a person a benefit in connection with their ceasing to hold managerial or executive office in the Group if an exemption applies.

Rationale for seeking shareholder approval

The approval sought is in relation to the Group's existing obligations to Relevant Persons, and to enable the Group to operate its remuneration programs to support the Company's strategy going forward, particularly as a global business. In particular, the approval will enable the Board to:

- deliver Relevant Persons the benefits to which they are entitled (by treating departing persons appropriately and in accordance with applicable laws, market practice and Telix's remuneration policies);
- attract and retain future Relevant Persons on market competitive terms in all relevant jurisdictions;
- ensure that employees are not disadvantaged by moving to different roles or operations, or by fulfilling the role of director of a subsidiary of the Company;
- allow Relevant Persons to be treated fairly on cessation, having regard to their contribution to the Group and the circumstances of their cessation; and
- preserve the discretion of the Board to determine the most appropriate termination package for Relevant Persons at the time cessation occurs.

If Shareholder approval is obtained, this will not guarantee that a Relevant Person will receive any of the termination benefits described below. Rather Telix is seeking Shareholder approval to preserve the discretion of the Board to determine the most appropriate termination package for Relevant Persons at the time cessation occurs.

The Board's discretion to make a payment or give a benefit on termination is intended for 'good leaver' circumstances, including death, disability, bona fide redundancy, genuine retirement, mutually agreed separation or other circumstances where the Board considers it in the best interests of Telix to do so.

Approval is being sought for the following benefits or entitlements

The Company is seeking Shareholder approval to pay benefits to Relevant Persons on termination, including to:

- accommodate the full range of leaver treatments provided for under the terms of Telix's various equity awards for Relevant Persons, which involve the exercise of discretion by the Board;
- pay any death and disablement benefits to which a Relevant Person is contractually entitled upon cessation; and
- pay additional termination benefits to a Relevant Person, including payments under an employment contract (such as payments in lieu of notice and redundancy payments) and other entitlements or benefits (such as leave benefits, insured benefits, superannuation and other forms of retirement savings, relocation costs, customary payments made in foreign jurisdictions, modest retirement gifts and the retention of company property, such as phones).

Telix is committed to transparency in communicating its remuneration arrangements to shareholders. To enable shareholders to meaningfully assess whether to approve this Resolution, the summary below outlines the key categories of potential termination benefits that may become payable to Relevant Persons.

Summary of Telix's leaving benefits

The summary is not intended to provide an exhaustive list of every benefit that could become payable to a Relevant Person in every potential termination scenario. Part of the reason Telix is seeking Shareholder approval is to preserve a degree of flexibility for the Board to tailor the termination arrangements for Relevant Persons having regard to the circumstances of the Relevant Person's cessation and within the parameters imposed by:

- the Relevant Person's employment contract or service agreement;
- the terms of any equity awards granted to the Relevant Person under Telix's equity plans; and
- Telix's remuneration framework and policies and prevailing market practice and governance expectations at the time the Relevant Person ceases to hold office.

Potential benefits for Non-Executive Directors are generally limited to unpaid fees and entitlements, potential retention or vesting of unvested equity and non-material incidental benefits (e.g. retention of property such as electronic devices).

Contractual benefits and other arrangements

Under their employment agreements, Relevant Persons may become entitled to payments in lieu of notice upon cessation of their employment, which are generally capped between six and twelve months fixed remuneration.

The Group may also pay additional amounts when a Relevant Person ceases employment, such as redundancy payments and other entitlements. There may be circumstances where other benefits might also be payable to Relevant Persons, for example, insured benefits, superannuation and other forms of retirement savings, relocation or repatriation costs, outplacement services, and other customary payments made in foreign jurisdictions.

Equity incentive plan entitlements

Unvested equity awards granted to Relevant Persons will be treated in accordance with the Equity Incentive Plan Rules and associated offer document(s) and all or part of any granted, unvested award may be forfeited. The Board, in its discretion (and subject to the Listing Rules), may determine that a different treatment applies, for example, that some or all of the Relevant Person's unvested awards stay on foot to vest in the ordinary course, vesting of some or all of the awards is accelerated, or the awards are no longer subject to some or all of the vesting conditions or restrictions that previously applied.

Whether the Board exercises its discretion for a good leaver will depend upon the particular circumstances of the cessation. All unvested and vested awards remain subject to malus and clawback.

Other payments

Circumstances may arise from time to time where it will be appropriate for Telix to make small incidental payments to a departing Relevant Person, including allowing them to retain certain property following cessation (such as phones or other electronic devices), or making reasonable retirement gifts to recognize the contribution they made to the Group. There may be instances where Telix considers it appropriate to enter into arrangements with a Relevant Person in connection with their cessation that include payment in settlement of liabilities, entering into appropriate restrictive covenants to protect Telix and its Shareholders and the reimbursement of legal fees subject to appropriate conditions. These payments are made in accordance with the Relevant Person's employment or service agreement and local regulations, policy or market practice, as well as Telix's policies and practices in the relevant jurisdiction.

The value of the termination benefits

The amount and value of the termination benefits that may be provided to a Relevant Person in accordance with this approval cannot be ascertained in advance.

This is because various matters will, or are likely to, affect that value, including:

- the circumstances in which the Relevant Person ceases to hold office and the extent to which they served any applicable notice period;
- the Relevant Person's remuneration at the time the relevant awards were made and the time they cease employment;
- the Relevant Person's length of service and the portion of any relevant performance periods for equity awards that have expired at the time of cessation;
- the number of unvested equity entitlements that the Relevant Person holds at the time of cessation and the number that the Board determines to vest, lapse or leave on foot;
- Telix's share price when the value of any equity–based termination entitlements are determined, and the terms of those entitlements;
- any other factors the Board considers relevant when exercising its discretion, including, where appropriate, its assessment of the performance of the Relevant Person up to the date of cessation;
- the jurisdiction and location in which the Relevant Person is based at the time of cessation and the applicable laws in that jurisdiction; and
- any changes in law between the date Telix enters into an employment or service agreement with a Relevant Person and the date of cessation.

If Shareholder approval is obtained, the value of the benefits outlined in this Resolution and Explanatory Notes will be disregarded when calculating the Relevant Person's termination benefits cap for the purpose of subsection 200F(2) (b) or subsection 200G(1)(c) of the *Corporations Act*.

A voting exclusion applies to Item 6 and is set out on page 7 of the Notice of Meeting.

Board recommendation

Because they have a personal interest in the subject of this Resolution, the Directors abstain from making a recommendation to Shareholders in relation to this item 6.

Item 7 – Approve an increase to the maximum aggregate remuneration for Non-Executive Directors

Shareholder approval is sought to increase the maximum aggregate remuneration (**fee pool**) for Non-Executive Directors of the Company (**NEDs**) by A$1,550,000, from A$1,800,000 to A$3,350,000 per annum.

Under Listing Rule 10.17, the fee pool for NEDs may only be increased with Shareholder approval, and under Rule 8.3(a) of the Constitution, the total aggregate remuneration paid to NEDs must not exceed in any financial year the amount fixed by the Company in a general meeting.

Background and rationale

The current NED fee pool was approved by Shareholders at the Company's AGM in 2025. As announced to the market on April 2 and April 9, 2026 Telix has appointed three additional Non-Executive Directors since this approval. In addition, Telix continues to undergo growth and expansion, including continued expansion in the U.S. market. In order to appropriately remunerate the new NEDs in line with market expectations, the Board has determined to seek approval to increase the Non-Executive Director fee pool for the reasons outlined below.

- **U.S. director fee benchmarking** - Director fee levels in the United States are higher than prevailing market expectations in Australia. An increase in the fee pool is therefore required to enable Telix to attract and retain suitably qualified U.S.-based NEDs.
- **Currency risk management** - A 25% buffer has been incorporated into the fee pool calculations to accommodate A$:US$ exchange rate volatility, as Australian NEDs will be paid in A$ while US-based Directors will be paid in US$. This approach ensures that NEDs receive consistent, predictable remuneration regardless of short-term currency movements.
- **Equitable compensation framework and dual-listing considerations** - From January 1, 2027, all Non-Executive Directors will receive the same level of remuneration. This equitable approach reflects that Australian and U.S.-based Directors will have equivalent workloads and fiduciary responsibilities, notwithstanding their geographic location. In addition, Telix's dual-listed structure creates a more complex and demanding governance environment than that of a single-listed company.
- **Integration with NED Rights Plan** - The proposed increase to the fee pool also anticipates meaningful participation in the NED Rights Plan, which forms part of the Company's overall Director remuneration and retention framework. It is expected that a significant portion of Director fees will be voluntarily applied toward participation in this plan, further aligning Director interests with long-term shareholder value creation. To facilitate this, the Board proposes to increase the maximum fees which may be applied under the Plan from 40% to 80% of a NED's base Board member fee.

In addition, the Board considers the increase in the fee pool is appropriate in order to:

- maintain Telix's ability to remunerate competitively and attract and retain high-caliber NEDs, particularly U.S.-based Directors with relevant experience;
- allow for future growth in NED remuneration in the future to reflect market competitiveness for Directors with the skills and experience appropriate for Telix's business; and
- provide flexibility to appoint additional NEDs as appropriate, having regard to the scope and complexity of Telix's operations, and to establish additional fee-paying Board Committees where required.

Details of NED remuneration for the 2025 financial year is disclosed in section 5 of the Company's 2025 Remuneration report. The total aggregate value of remuneration provided to all NEDs during the last financial year was US$744,699 (equivalent of A$1,155,647). The intention is that all current Australian-based NEDs will stay on their current NED fees through to January 1, 2027. The newly appointed US-based NEDs will be paid fees in accordance with the table below.

Committee	Membership type	Fee
Board	Chair	US$350,000
	Member	US$237,500
Audit and Risk Committee	Chair	US$25,000
	Member	US$12,250
People Committee	Chair	US$25,000
	Member	US$12,250

Although an increase in the NED fee pool is being sought, the full amount may not be used. The NED fee pool is a cap on the maximum annual fees that the Company is permitted to pay to its NEDs in any one financial year.

If Item 7 is passed, the aggregate annual remuneration pool for NEDs will change from A$1,800,000 to A$3,350,000.

If Item 7 is not passed, the aggregate annual remuneration pool for NEDs will remain at A$1,800,000. This may impact the Company's ability to continue to attract high-caliber NEDs.

A voting exclusion applies to Item 7 and is set out on page 7 of the Notice of Meeting.

Information provided in accordance with Listing Rule 10.17

The following securities have been issued to NEDs under ASX Listing Rule 10.11 or 10.14 with the approval of the Company's Shareholders in the last three years: Ms. Tiffany Olson received 25,249 shares following exercise of her 2022 NED SARs on February 23, 2026.

Board recommendation

Because they have a personal interest in the subject of this Resolution, the Directors abstain from making a recommendation to Shareholders in relation to this item 7.

Item 8 – Approve issue of SARs to Relevant Non-Executive Directors

Background

The Board has agreed, subject to obtaining Shareholder approval, to grant Share Appreciation Rights (**SARs**) to:

- Marie McDonald (Item 8(a));
- David Gill (Item 8(b));
- William Jellison (Item 8(c)); and
- Dr. Maria Rivas (Item 8 (d)),

(together, the **Relevant Non-Executive Directors**)

The grants will be made pursuant to the EIP on the terms and conditions set out in in these Explanatory Notes to Item 8.

The Board considers that the proposed one-off grants of SARs to each Relevant Non-Executive Director is appropriate and reasonable remuneration for the Relevant Non-Executive Directors and encourages and attracts high-caliber professional NEDs, with the skills, expertise and experience identified by the Board as adding value, to join the Company as Directors.

As disclosed in the 2025 Annual Report, Telix recently partnered with Mercer to undertake market benchmarking of NED remuneration. The proposed SAR grants are consistent with market practice and with non-executive director expectations in the United States, reflecting the genuinely global nature of the Company's structure and operations. As Telix increasingly needs to attract, retain and motivate non-executive directors in the U.S. market, particularly those with experience in Nasdaq-listed environments, the Board considers it appropriate for the Company's remuneration structures to evolve and reflect global remuneration philosophies. Accordingly, the proposed grants are considered to be in the best interests of Shareholders.

Telix has previously adopted the practice of granting one-off equity awards to Non-Executive Directors on commencement. This includes grants made to current NEDs Mark Nelson and Jann Skinner (and former Chair, Kevin McCann) in 2017 and 2019 respectively, and to former Non-Executive Director Tiffany Olson in 2022. The proposed grants apply to all incoming Directors and to Marie McDonald, who was appointed in February 2025 and did not receive a grant in her year of commencement. Continuing this practice provides a consistent opportunity to the Relevant Non-Executive Directors relative to that offered to previous NEDs.

The SARs will remunerate the Relevant Non-Executive Directors' for their contribution to the Company. The Relevant Non-Executive Director SARs have a three year vesting schedule, which is aligned with Shareholder interests.

Listing Rule 10.14.1 provides that a listed company must not permit a director of the company to acquire equity securities under an employee incentive share scheme unless it obtains shareholder approval. Accordingly, Shareholder approval is sought for the issue of SARs to the Relevant Non-Executive Directors, for the purposes of Listing Rule 10.14 and for all other purposes.

If:

- Item 8(a) is passed, the Company will be permitted to proceed with the grant of SARs to Marie McDonald (or nominee);
- Item 8(b) is passed, the Company will be permitted to proceed with the grant of SARs to David Gill (or nominee);
- Item 8(c) is passed, the Company will be permitted to proceed with the grant of SARs to William Jellison (or nominee); and
- Item 8(d) is passed, the Company will be permitted to proceed with the grant of SARs to Dr. Maria Rivas (or nominee).

If any of the above items is not passed, Telix will not be able to proceed with the issue of SARs to the applicable Relevant Non-Executive Director(s) and no alternative remuneration will be payable to the applicable Relevant Non-Executive Director.

Further details of the proposed grant of SARs to Relevant Non-Executive Directors

Instrument

Relevant Non-Executive Directors will be invited to apply for SARs, which are a form of Rights that may be issued under the EIP as described at section 2.5 of the EIP (a copy of which is available on the Company's website and is summarized in Appendix A). SARs have been selected because it creates alignment between NEDs and Shareholders, without compromising the independence of NEDs.

The SARs are share appreciation rights with a notional exercise price and operate in a similar way to the PSARs described in the Explanatory Notes to Item 4(b), absent the performance conditions. Importantly, NEDs will only receive value from the SARs to the extent that the 'Current Market Price' at the time of exercise exceeds the 'Notional Exercise Price' (i.e. the underlying Telix share price one business day before the grant of the SARs).

Vesting conditions

All SARs will vest on the date that is the third year anniversary of the grant date, subject to the continued tenure of the Relevant Non-Executive Director until the end of the vesting period (subject to the cessation of employment provisions outlined below).

Term

The SARs will have a term that ends on the fifth anniversary of the date of grant (at which time if they have not been exercised, they will expire) (Term).

Telix intends to grant the SARs shortly after the date of this Meeting, and in any event, the SARs will be granted within 12 months of the Meeting.

Cost of Rights and notional exercise price

No amount is payable by the Relevant Non-Executive Directors for the SARs, either in respect of their issue, or their exercise.

The notional exercise price for each SAR is proposed to be equal to the underlying share price one business day prior to the grant date.

The Board determined that the underlying share price one business day before the grant date would appropriately reflect the fair market value of the underlying shares backing the SARs.

Black Scholes valuation methodology

The 2026 SARs will be valued in accordance with the Black Scholes valuation methodology, which will be undertaken by an independent corporate advisor engaged by the Company shortly after the date of this Meeting. The tables below sets out a number of examples of the potential fair values of the SARs at various underlying share prices.

Table A - Assumed Notional Exercise Price of A$10.00 / US$6.85

Assumptions	ASX-share backed value	ADS-share backed value
Underlying share price	A$10.00	US$6.85
Notional exercise price	A$10.00	US$6.85
Term	5 years	5 years
Risk-free rate	4.84%	4.01%
Dividend yield	Nil	Nil
Volatility	55%	55%
Fair Value of a Non-Executive Director SAR	**A$5.2766**	**US$3.5387**

Table B - Assumed Notional Exercise Price of A$12.75 / US$8.75

Assumptions	ASX-share backed value	ADS-share backed value
Underlying share price	A$12.75	US$8.75
Notional exercise price	A$12.75	US$8.75
Term	5 years	5 years
Risk-free rate	4.84%	4.01%
Dividend yield	Nil	Nil
Volatility	55%	55%
Fair Value of a Non-Executive Director SAR	**A$6.7276**	**US$4.5202**

Table C - Assumed Notional Exercise Price of A$15.50 / US$10.60

Assumptions	ASX-share backed value	ADS-share backed value
Underlying share price	A$15.50	US$10.60
Notional exercise price	A$15.50	US$10.60
Term	5 years	5 years
Risk-free rate	4.84%	4.01%
Dividend yield	Nil	Nil
Volatility	55%	55%
Fair Value of a Non-Executive Director SAR	**A$8.1787**	**US$5.4759**

In relation to certain of the assumptions outlined above:

- the valuation date will occur one business day before the proposed allocation date and is applied for SARs issued under Telix's EIP for 2026;
- the underlying share prices outlined above are examples of the potential closing price of shares on ASX or NASDAQ respectively. The Board considers it to be reasonable to use this underlying share price the day before the allocation date on the basis that the most recent "spot price" is typically used in a Black Scholes calculation;
- the risk-free rate outlined above is for illustrative purposes and will be determined based on government bond interest rates with a term of equal duration taken from the Reserve Bank of Australia or United States Treasury websites, respectively, on the valuation date; and
- the volatility of the shares above is illustrative and will be determined by the independent corporate advisor in accordance with AASB 2, paragraph B22, being the annualized standard deviation of the continuously compounded daily change in price of the Company's shares over a period of time. The volatility will be examined over a six-month to five-year period, or the earliest available trading period since listing prior to, and including, the valuation date.

Number of SARs and calculation methodology

The Board has determined that the Relevant Non-Executive Directors will each be granted a dollar value worth of SARs as outlined below.

Director	Dollar value	Security backing
Marie McDonald	A$170,000	ASX-backed share
David Gill	US$160,000	ADS-backed share
William Jellison	US$115,000	ADS-backed share
Dr. Maria Rivas	US$115,000	ADS-backed share

It is proposed to grant David Gill a higher dollar value of SARs than the other Relevant Non-Executive Directors having regard to Mr Gill's anticipated appointment as Chair of Telix in due course.

The number of SARs proposed to be granted to each Relevant Non-Executive Director will be calculated by dividing the dollar value of the grant, by the valuation of each SAR determined in accordance with the Black Scholes valuation methodology, discussed above.

Examples of number of SARs that may be granted

Outlined below are examples of the number of SARs that would be issued to each of the Relevant Non-Executive Directors at each of the respective notional exercise prices, underlying share prices and resultant fair values at the grant date, in accordance with the methodology described above.

Director	Dollar value	Assumed notional exercise price at grant	Underlying share price	Assumed SAR valuation at grant	Number of SARs to be granted
Marie McDonald	A$170,000	A$10.00	A$10.00	A$5.2766	32,218
David Gill	US$160,000	US$6.85	US$6.85	US$3.5387	45,214
William Jellison	US$115,000	US$6.85	US$6.85	US$3.5387	32,498
Dr. Maria Rivas	US$115,000	US$6.85	US$6.85	US$3.5387	32,498
Marie McDonald	A$170,000	A$12.75	A$12.75	A$6.7276	25,269
David Gill	US$160,000	US$8.75	US$8.75	US$4.5202	35,397
William Jellison	US$115,000	US$8.75	US$8.75	US$4.5202	25,441
Dr. Maria Rivas	US$115,000	US$8.75	US$8.75	US$4.5202	25,441
Marie McDonald	A$170,000	A$15.50	A$15.50	A$8.1787	20,786
David Gill	US$160,000	US$10.60	US$10.60	US$5.4759	29,219
William Jellison	US$115,000	US$10.60	US$10.60	US$5.4759	21,001
Dr. Maria Rivas	US$115,000	US$10.60	US$10.60	US$5.4759	21,001

In summary, at the:

- lowest assumed notional exercise price and underlying share price (of A$10.00 and US$6.85), a total of 142,428 SARs would be granted; and
- highest assumed notional exercise price and underlying share price (of A$15.50 and US$10.60), a total of 92,007 SARs would be granted.

In the event that the actual notional exercise price and underlying share price is:

- lower than the lowest assumed notional exercise price and underlying share price (of A$10.00 and US$6.85), then more than 142,428 SARs would be granted; and
- higher than the highest assumed notional exercise price and underlying share price (of A$15.50 and US$10.60), then less than 92,007 SARs would be granted,

however in no circumstances will the dollar value of the grants exceed the amounts specified above.

Exercise of Vested SARs

Vested SARs may be exercised at any time between the Vesting Date and the end of their Term, by the Relevant Non-Executive Director submitting an Exercise Notice. Upon exercise of vested SARs, the value of each SAR (SAR Value) will be calculated as follows:

SAR Value for each Right exercised	=	Current Market Price at the time of exercise of the Share Appreciation Right	less	Notional Exercise Price

In the event that the SAR Value at the time of exercise is zero or negative, the SAR will have no value. SARs that have value will either be paid in cash, converted into Shares based on the then Share price, or a combination of cash and Shares, as determined by the Board.

In the event that SARs are to be satisfied by the allocation of Shares (which is the Board's current intention), the total number of Shares to be allocated at the time of exercise of the SARs will be calculated by:

a. first, calculating the SAR Value of each SAR;
b. second, multiplying the SAR Value for each SAR by the total number of SARs exercised (Total SARs Value); and
c. third, dividing the Total SARs Value by the Current Market Price (rounding up to the nearest whole number).

The Current Market Price is defined in the EIP as the daily weighted average market price of all Shares sold on ASX during the 20 trading days prior to the exercise, unless the Board determines otherwise.

Other terms applicable to the SARs

This section sets out other key terms applicable to the grant of SARs to the Relevant Non-Executive Directors.

Dealing and disposal restrictions

SARs may not be sold, transferred, mortgaged, charged or otherwise dealt with or encumbered, except by force of law.

Change of control

In the event of a change of control of the Company, the Board may determine that all or a specified number of SARs will vest in accordance with the Company's EIP Rules. The Board also has discretion to determine the treatment of vested SARs where a change of control occurs.

Malus and clawback

Under the EIP Rules, the Board has broad powers to determine that unvested or unexercised SARs lapse, any shares allocated on vesting are forfeited, or that cash amounts are to be repaid in certain circumstances (such as dishonesty, fraud, gross misconduct, or breach of duties or obligations to Telix).

Corporate actions

Under the EIP Rules, the Board may grant additional SARs or make any adjustments to the terms of a SAR it considers appropriate to minimize or eliminate any material advantage or disadvantage to a participant resulting from a corporate action such as a return of capital or capital reconstruction.

Treatment on retirement as a Director

Unvested SARs will generally be forfeited if the Relevant Non-Executive Director retires as a director prior to the Vesting Date, unless otherwise determined by the Board. The Board has discretion to determine a different treatment, including that some or all of the unvested SARs stay on foot (to vest in the ordinary course) or vest on retirement.

Information provided in accordance with Listing Rule 10.15

The following information is provided in relation to the proposed issue of the SARs in accordance with the requirements of Listing Rule 10.15:

- SARs are proposed to be granted to the value outlined below to the Relevant Non-Executive Directors, each of whom is a Director (and therefore falls within Listing Rule 10.14.1) or their associated nominee (which would therefore fall within Listing Rule 10.14.2);
- details (including the amount) of the Relevant Non-Executive Directors' current total remuneration package (assuming the grant of SARs is approved) for the financial year ending December 31, 2026 are set out in the table below:

Relevant Non-Executive Director	NED fees in cash (including committee fees)	Value of SARs grant	Total Remuneration Package
Marie McDonald	A$234,000	A$170,000	A$404,000
David Gill	US$249,750	US$160,000	US$409,750
William Jellison[1]	US$249,750	US$115,000	US$364,750
Dr. Maria Rivas[1]	US$249,750	US$115,000	US$364,750

- none of the Relevant Non-Executive Directors have been issued equity securities by Telix prior to the date of this Notice;
- the terms of the issue of the SARs are described in the Explanatory Notes to this Item 8 and the key terms of the EIP are set out in Appendix A of this Explanatory Memorandum;
- there is no loan associated with the grant or exercise of the SARs;
- details of any securities issued under the EIP following Shareholder approval will be published in the Company's 2026 Annual Report, along with a statement that approval for the issue was obtained under listing rule 10.14;
- any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the EIP after the Resolution is approved and who were not named in this Notice will not participate until approval is obtained under Listing Rule 10.14 unless an exception under Listing Rule 10.16 applies; and
- voting exclusions apply to Items 8(a), 8(b), 8(c) and 8(d) and are set out on page 8 of the Notice of Meeting.

The Board considered the above matters, including extensive experience and reputation of the Relevant Non-Executive Directors, the current market price of Shares, the implied value of the SARs, current market practices in Australia and the United States (informed by independent advice) and the quantum and value of prior grants of options to Non-Executive Directors when determining the number and terms of Non-Executive Director SARs to be issued under this Resolution.

Board recommendation

The Board, other than:

- Marie McDonald, in relation to Item 8(a);
- David Gill, in relation to Item 8(b);
- William Jellison, in relation to Item 8(c); and
- Dr. Maria Rivas, in relation to Item 8(d),

unanimously recommends that Shareholders vote in favor of Items 8(a), 8(b), 8(c) and 8(d). The applicable Relevant Non-Executive Director abstains from making a recommendation to Shareholders in relation to the part of Item 8 relating to the grant of SARs to them due to their interest in the outcome of the relevant Resolution.

[1] Assumes the fee associated with one committee membership.

Item 9 – Ratify the prior issue of Convertible Bonds

Background

On April 14, 2026, Telix announced that its wholly-owned subsidiary, Telix Pharmaceuticals (Investments) Inc., had successfully priced the issue of US$600 million worth of 1.5 per cent convertible notes due 2031, also referred to as convertible bonds (**Convertible Bonds**). The Convertible Bonds are guaranteed by Telix and Telix Pharmaceuticals (US) Inc., a wholly owned subsidiary of Telix. The Convertible Bonds are due to be issued on April 22, 2026[1].

Concurrent with the announcement of the successful pricing of the Convertible Bond offer, Telix announced that it would repurchase approximately A$637 million of Telix's existing A$650 million Convertible Bonds due 2029 (**Existing Convertible Bonds**). This repurchase represents 98% of the total number of Existing Convertible Bonds on issue, as such in accordance with the terms of the Existing Convertible Bonds Telix proposes to compulsorily repurchase all of the remaining Existing Convertible Bonds. The net proceeds of the issue of the Convertible Bonds will be used to undertake this repurchase of the Existing Convertible Bonds, and otherwise be applied to general corporate purposes.

The key terms of issue of the Convertible Bonds are summarized in Appendix B and further details will be available in the Cleansing Notice and Offering Circular expected to be lodged by Telix with ASX on April 22, 2026. Capitalized terms used but not defined in these Explanatory Notes have the meanings given to them in the 'Terms and Conditions of the Notes' contained within the Offering Circular (available at www.asx.com.au).

The Convertible Bonds are convertible by their holders into fully paid ordinary shares in Telix (**Shares**) at the Conversion Price. The initial Conversion Price of the Convertible Bonds is US$13.85 (or ~A$19.55, based on the fixed exchange rate) per Share, which represents a 37.5% premium to the Reference Share Price. The Reference Share Price (A$14.22 per Share) was the clearing price per Share under the 'delta placement' undertaken by Telix in conjunction with the Convertible Bonds offering.

The maximum number of Shares that may be issued on conversion of all of the Convertible Bonds (prior to any anti-dilution adjustments) is 43,308,166.

The Conversion Price is subject to market standard anti-dilution adjustments for this type of convertible bond.

The Convertible Bonds bear interest at a rate of 1.5% per annum. Interest is payable quarterly in arrear, on January 22, April 22, July 22 and October 22 in each year.

The Convertible Bonds will mature on or about April 22, 2031, unless redeemed, repurchased or converted in accordance with their terms.

The Convertible Bonds will be listed on the Official List of Singapore Exchange Securities Trading Limited.

Listing Rules 7.1 and 7.4

Broadly speaking, subject to a number of exceptions set out in Listing Rule 7.2, Listing Rule 7.1 limits the number of securities that a listed company may issue without shareholder approval over any 12 month period to 15% of the total number of shares that the company had on issue at the start of the 12 month period **(15% Placement Capacity).**

Listing Rule 7.4 allows for shareholders to subsequently approve an issue, or agreement to issue, of securities, provided the issue, or agreement to issue, did not breach Listing Rule 7.1 at the time of issue or agreement to issue. If shareholders subsequently approve the issue or agreement to issue under Listing Rule 7.4, the issue or agreement to issue is taken to have been approved under Listing Rule 7.1 and so does not reduce the company's capacity to issue further equity securities without shareholder approval under Listing Rule 7.1. In effect, the shareholder approval under Listing Rule 7.4 'refreshes' the listed company's capacity to issue further equity securities without shareholder approval under Listing Rule 7.1.

Where the securities that are issued are convertible securities, such as the Convertible Bonds, for the purpose of Listing Rule 7.1 and calculating how much of the 15% Placement Capacity is used, each security is counted as the maximum number of shares into which the security can be converted.

Summary of Item 9 and Listing Rule 7.5 disclosures

The issue of the Convertible Bonds will not fit within any of the exceptions in Listing Rule 7.2 and therefore the issue of the Convertible Bonds will use part of Telix's 15% Placement Capacity. This will reduce Telix's capacity to issue further equity securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the issue of the Convertible Bonds. Telix wants to retain the flexibility to issue additional securities up to its 15% Placement Capacity without having to obtain Shareholder approval.

If Item 9 is passed, the Convertible Bonds will be excluded in calculating Telix's 15% Placement Capacity, effectively increasing the number of equity securities Telix can issue without obtaining Shareholder approval over the 12 month period following the issue of the Convertible Bonds.

If Item 9 is not passed, the Convertible Bonds will be included in calculating Telix's 15% Placement Capacity, effectively decreasing the number of equity securities Telix can issue without obtaining Shareholder approval over the 12 month period following the issue of the Convertible Bonds. Failure to pass Item 9 would potentially materially limit the flexibility of

[1] This Notice of Meeting has been finalized before the expected issue date of the Convertible Bonds. Announcements relevant to the Convertible Bonds are available on ASX. These Explanatory Notes assume that the Convertible Bonds will be issued as expected.

Telix to pursue potential future near term strategic transactions over the next 12 months which involve the issue of, or agreement to issue, Shares.

For the purposes of Listing Rule 7.5, the following information is provided in relation to Item 9:

- the Convertible Bonds were issued to eligible investors identified by J.P. Morgan Securities plc, the Sole Manager of the offering of Convertible Bonds;
- none of the investors who were issued Convertible Bonds are related parties of Telix, members of Telix's KMP, substantial holders or advisors to Telix, or, as far as Telix is aware, an associate of any of these classes of persons;
- US$600 million of Convertible Bonds were issued in denominations of US$200,000 and integral multiples of US$100,000 in excess thereof. Each Convertible Bond is ordinarily convertible at an initial Conversion Price of US$13.85 (for a total of 43,308,166 Shares). As noted above and in Appendix B, there are standard anti-dilution conversion price adjustments;
- the key terms of issue of the Convertible Bonds are set out in Appendix B;
- the Convertible Bonds are to be issued on April 22, 2026;
- Telix expects to receive total proceeds (before costs) of US$600 million from the issue of the Convertible Bonds;
- the purpose of the issue of the Convertible Bonds is to fund the repurchase and cancellation of Existing Convertible Bonds as set out above in these Explanatory Notes and for general corporate purposes;
- the Convertible Bonds will be issued pursuant to the 'Terms of Issue of the Notes' contained in the Cleansing Notice and Offering Circular to be issued by Telix to the ASX, the key terms of which are described in Appendix B; and
- a voting exclusion statement is included in this Notice of Meeting on page 8.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favor of Item 9.

Appendix A: Key terms of the EIP

The key terms of the Telix Equity Incentive Plan (Plan) are as set out below.

The full Plan is available on the Company's website: https://ir.telixpharma.com/governance/documents-charters

Term	Description
Eligibility	Offers may be made at the Board's discretion to employees of a Group Company, Directors of a Group Company, a casual employee or a contractor.
Types of securities	The Plan provides flexibility for the Company to grant one or more of the following securities as incentives, subject to the terms of individual offers: • Rights, which are an entitlement to receive Shares upon satisfaction of applicable conditions; • Options, which are an entitlement to receive Shares upon satisfaction of applicable conditions and payment of the applicable exercises; • Share Appreciation Rights, which are an entitlement to the value of each Share Appreciation Right either paid in cash, converted into Shares, or a combination of cash and Shares, as determined by the Board; and • Restricted Shares, which are Shares that are subject to dealing restrictions, vesting conditions or other restrictions or conditions.
Offers under the Plan	The Board may make offers at its discretion and any offer documents must contain the information required by the Plan. The Board has the discretion to set the terms and conditions on which it will offer Rights, Options, Share Appreciation Rights and Restricted Shares in individual offer documents. Offers must be accepted by the employee and can be made on an opt-in or opt-out basis.
Issue price	Unless the Board determines otherwise, no payment is required for a grant of a Right, Option, Share Appreciation Right or Restricted Share under the Plan.
Vesting	Vesting of Rights, Options, Share Appreciation Rights and Restricted Shares under the Plan is subject to any vesting or performance conditions determined by the Board and specified in the invitation. Options must be exercised by the employee before Shares are allocated. Subject to the Plan and the terms of the specific offer document, any Rights, Options, Share Appreciation Rights or Restricted Shares will either lapse or be forfeited if the relevant vesting and performance conditions are not satisfied.
Cessation of employment	Under the Plan, all unvested Rights, Options, Share Appreciation Rights or Restricted Shares will generally be forfeited on cessation of employment, unless otherwise determined by the Board. The Board has discretion to determine a different treatment, including that some or all of a participant's unvested or vested Rights, Options, Share Appreciation Rights or Restricted Shares stay on foot (to vest in the ordinary course), vest or lapse/be forfeited.
Preventing inappropriate benefits	The Plan provides the Board with broad powers to lapse or forfeit unvested Rights, Share Appreciation Rights or Options, vested but unexercised Rights, Share Appreciation Rights or Options, and Restricted Shares or Shares allocated under the Plan if, for example, the participant has acted fraudulently or dishonestly, engaged in gross misconduct or brought any Group Company into disrepute, breached their duties or obligations to the Group, or where there is a financial misstatement circumstance. The Board may also determine that a participant must pay or repay to the Company proceeds of the sale of Shares allocated under the EIP, any cash payments received in lieu of Shares, or any dividends received in respect of Shares allocated under the EIP.
Change of control	The Board may determine that all or a specified number of a participant's Rights, Options, Share Appreciation Rights or Restricted Shares will vest or cease to be subject to restrictions on a change of control event in accordance with the plan.
Restrictions on dealing	Prior to vesting, the Plan provides that participants must not sell, transfer, assign, encumber, hedge or otherwise deal with their incentives. After vesting, participants must deal with their incentives subject to the Company's Securities Dealing Policy.
Other terms	The Plan contains customary and usual terms of dealing with administration, variation, suspension and termination of the Plan.

Appendix B: Key terms of the Convertible Bonds

Term	Description
Issuer	Telix Pharmaceuticals (Investments) Inc.
Guarantors	Telix Pharmaceuticals Limited and Telix Pharmaceuticals (US) Inc.
Issue Size	US$600 million.
Denomination	US$200,000 per Convertible Note and integral multiples of US$100,000 in excess thereof.
Ranking	Direct, unconditional, unsubordinated and unsecured obligations of the Issuer and Guarantors.
Coupon / Yield	1.5% p.a.
Conversion and Conversion Period	The holder may convert the Convertible Bonds into Shares at any time during the Conversion Period. The Conversion Period is any time on or after May 27, 2026 up to the date falling 10 business days before the Maturity Date.
Maturity Date	On or about April 22, 2031 (5 years).
Conversion Price and Conversion Premium	Initial Conversion Price of US$13.85, representing a Conversion Premium of 37.5% above the Reference Share Price.
Reference Share Price	A$14.22 per Ordinary Share.
Shares issued on Conversion	A total of 43,308,166 Shares would be issued if all of the Convertible Bonds are converted into Ordinary Shares at the Initial Conversion Price.
Conversion Price Adjustment	Standard anti-dilutive adjustments to the Conversion Price, including for: • consolidation, reclassification, redesignation or subdivision affecting the number of Shares; • the issue of Shares as capitalization of profits or reserves; • all dividends paid by Telix; and • certain issues of securities in circumstances where the Shares are issued (or the options or warrants to acquire the Ordinary Shares are exercisable) at a price that is less than 95% of the Current Market Price.
Redemption and cash settlement on Change of Control	Telix may redeem all, but not some, of the Convertible Bonds: • at any time on or after May 6, 2029, if the Closing Price of the Shares for any 20 Dealing Days within a period of 30 consecutive Dealing Days was at least 130% of the applicable Conversion Price; or • if 85% or more of the Convertible Bonds originally issued have been converted or redeemed. Convertible Bonds holders may require Telix to redeem all of their Convertible Bonds (for accrued but unpaid interest and the principal amount): • in the event of a Delisting or a Change of Control (unless in the case of a Change of Control, the Convertible Bonds holder has required the conversion of their Convertible Bonds for the Change of Control Cash Settlement Amount[1]); or • by giving an Optional Put Exercise Notice not more than 60 and not less than 30 days prior to the Put Option Date of April 23, 2029. Convertible Bonds holders may require Telix to convert all of their Convertible Bonds for the Change of Control Cash Settlement Amount in the event of a Change of Control. Unless previously purchased and cancelled, redeemed or converted, the Convertible Bonds will be redeemed at their principal amount on the Maturity Date.
Negative Pledge	The Issuer and the Guarantors must not grant a Security Interest (other than a Permitted Security Interest) over the whole or any part of its present or future undertaking, revenue, property or assets to secure any Relevant Indebtedness unless, before or at the same time as the creation of the Security Interest, all amounts payable under the Convertible Bonds are secured equally and rateably with the Relevant Indebtedness.
Events of Default	Standard events of default including: failure to pay any amount owing under the Convertible Bonds; failure to deliver Shares on conversion; unremedied breach of the terms of issue of the Convertible Bonds; default of financial indebtedness exceeding US$25 million; enforcement proceedings having a value of at least US$25 million being levied or enforced against the Issuers or Guarantors; an insolvency event occurs; a final judgment for the payment of more than US$25 million is made against the Issuers or Guarantors; or, it is or becomes illegal for the Issuers or Guarantors to perform one or more of its obligations under the Convertible Bonds.

1. In the case of a Change of Control, Convertible Bond holders will not be issued any Shares on the conversion of their Convertible Bonds. If a Convertible Bond holder elects to convert their Convertible Bonds in relation to a Change of Control, the holder will be paid the Change of Control Cash Settlement Amount.

Glossary

Term	Meaning
15% Placement Capacity	The number of securities that a company may issue without Shareholder approval over any 12 month period to 15% of the total number of Shares that the company had on issue at the start of the 12 month period, as prescribed by Listing Rule 7.1. Refer Item 9 of the Explanatory Notes.
2026 PSARs Value	The value of each 2026 PSAR calculated in accordance with the formula defined in item 4(b) of the Explanatory Notes.
ADSs	American Depository Shares represent ownership in Telix's stock traded on Nasdaq. Each ADS represents one Share in Telix.
Annual General Meeting / AGM / Meeting	The annual general meeting of Shareholders for 2026, as convened by the Notice of Meeting.
ASX	ASX Limited or the securities exchange it operates (as the context requires).
Board	The board of Directors of Telix.
Chair	The chair of the AGM.
Closely Related Parties	A closely related party of a member of the KMP means: (a) a spouse or child of the member; (b) a child of the member's spouse; (c) a dependent of the member or a member's spouse; (d) anyone else who is one of the member's family and may be expected to influence the member, or be influenced by the member, in the member's dealings with the Company; (e) a company the member controls; or (f) a person prescribed by the Corporations Regulations 2001 (Cth).
Convertible Bonds	As defined in item 9 of the Explanatory Notes. Capitalized terms used in connection with the Convertible Bonds but not defined in the Explanatory Notes have the meanings given to them in the 'Terms and Conditions of the Notes' contained within the Offering Circular lodged with ASX on April 22, 2026 (available at www.asx.com.au).
Constitution	The constitution of Telix.
Corporations Act	The Australian Corporations Act 2001 (Cth).
Director	A director of Telix.
EAP	Early or expanded access program.
EIP	Equity Incentive Plan of Telix.
Explanatory Notes	The explanatory notes to the Notice of Meeting.
EBITDAR	Earnings before interest, taxes, depreciation, amortization and research and development expenses. Telix uses various non-IFRS information, including adjusted EBITDAR, to reflect its underlying performance. For further information, the reconciliation of non-IFRS financial information to Telix's statutory measures, reasons for usefulness and calculation methodology, refer to the Alternative performance measures section in Telix's 2025 Annual Report.
FDA	United States Food and Drug Administration.
Fee pool	The maximum aggregate remuneration for NEDs in any given year.
Key Management Personnel / KMP	As defined in the Listing Rules.
Listing Rules	The Listing Rules of ASX.
LTVR	Long term variable remuneration.
MD & CEO	Telix's Managing Director and Group Chief Executive Officer, Dr. Christian Behrenbruch.
Nasdaq	Nasdaq Global Select Market.
NDA sNDA	New drug application. Supplementary new drug application.
Non-Executive Director / NED	A non-executive director of Telix.
Notice of Meeting	This Notice of Meeting convening the AGM, which includes (as the context requires) the Chair's Letter, the Explanatory Notes, this Glossary and the proxy form.
NPP	Named patient program.
PSAR / 2026 PSAR	As defined in Item 4 of the Explanatory Notes. A Performance Share Appreciation Right, being a Share Appreciation Right (as defined in the EIP) with performance conditions issued under the EIP.
PSMA	Prostate-specific membrane antigen, a protein found on the surface of prostate cancer cells but largely absent on normal healthy cells.
Px	Precision diagnostic.

Term	Meaning
Relevant Non-Executive Director	As described in the Explanatory Notes to Item 8.
Remuneration report	The remuneration report contained in the Company's 2025 Annual Report.
Resolutions	The resolutions contained in the Notice of Meeting.
SEC	Securities and Exchange Commission.
SAR	Share appreciation right.
Share	Unless stated otherwise, a fully paid ordinary share in Telix.
Shareholder	A holder of Telix ordinary shares listed on ASX or Telix American Depositary Shares listed on Nasdaq.
SR	Share right.
STVR	Short term variable remuneration.
Telix	Telix Pharmaceuticals Limited ACN 616 620 369 (and, when the context requires, its wholly-owned direct and indirect subsidiaries).
TFR	Total fixed remuneration.
TTR	Total target remuneration.
Tx	Therapeutic.
U.S.	United States of America.
Venue	The venue of the AGM, being The Events Centre, Level 5, Tower 2/727 Collins Street, Melbourne, Victoria 3008
VWAP	Volume weighted average price.

Information for Shareholders

By hosting a hybrid AGM, the Company will enable Shareholders to attend in person or online. Details of how to attend and participate online can be found in the Virtual Meeting Online Guide, released to ASX and also accessible at ir.telixpharma.com/financial-information/annual-reports.

Eligibility

Shareholders

Shareholders will be eligible to vote and ask questions at the AGM if they are registered holders of ordinary Shares in the Company as at 7:00 p.m. (Melbourne time) on Tuesday, May 19, 2026. Shareholders attending the AGM can register from 9:15 a.m. (Melbourne time) at the Venue. Please bring your proxy form to assist with your registration at the AGM.

If you have any questions in relation to your Shareholding(s), please contact our share registry at +61 1300 554 474 or email telix@cm.mpms.mufg.com.

Proxies

A Shareholder entitled to be present and vote at the AGM is entitled to appoint a proxy. A proxy need not be a Shareholder of the Company.

The appointment of one or more proxies will not preclude a Shareholder from being present, voting and asking questions.

A Shareholder entitled to cast more than one vote on a Resolution may appoint two proxies, in which case the Shareholder should specify the proportion or number of votes that each proxy is appointed to exercise. If no proportions or numbers are specified, each proxy may exercise half of the Shareholder's votes.

Shareholders are encouraged to direct their proxies how to vote on each Resolution by selecting the 'for', 'against' or 'abstain' box for each item on the proxy form. If a proxy chooses to vote, then he/she must vote in accordance with the directions set out in the proxy appointment form.

If the Chair of the AGM is appointed, or taken to be appointed, as a proxy but the appointment does not direct the proxy how to vote on a Resolution, then the Chair intends to exercise the relevant Shareholder's votes in favor of the relevant Resolution (subject to the other provisions of these notes, including any voting exclusions set out in this Notice of Meeting).

In order for the proxy appointment to be valid, completed proxy forms (together with any authority under which the proxy was signed or a certified copy of the authority) must be returned before 10:00 a.m. (Melbourne time) on Tuesday, May 19, 2026 in one of the following ways:

By mail	Telix Pharmaceuticals Limited C/- MUFG Corporate Markets (AU) Limited A division of MUFG Pension & Market Services Locked Bag A14 Sydney South NSW 1235 Australia
Online	au.investorcentre.mpms.mufg.com
By mobile device	Using the QR code in the proxy form, or enter the voting link au.investorcentre.mpms.mufg.com into your mobile device
By fax	+61 2 9287 0309
By hand	MUFG Corporate Markets (AU) Limited Parramatta Square Level 22, Tower 6 10 Darcy Street Parramatta NSW 2150 (during business hours - Monday to Friday, 9:00 a.m. – 5:00 p.m.)

Attorneys

A Shareholder may appoint an attorney to participate in the AGM, including to vote, on his or her behalf. For an appointment to be effective for the AGM, the instrument effecting the appointment (or a certified copy of it) must be received by our share registry by no later than 10:00 a.m. (Melbourne time) on Tuesday, May 19, 2026.

Corporate representatives

A body corporate which is a Shareholder, or which has been appointed as a proxy, may appoint an individual to act as its representative at the AGM in accordance with section 250D of the *Corporations Act*.

If you wish to appoint a body corporate as your proxy, you must specify on the proxy form:

- the full name of the body corporate appointed as proxy; and
- the full name or title of the individual representative of the body corporate who will be present in person or virtually at the AGM.

Representatives should provide satisfactory evidence of their appointment including any authority under which that appointment is signed (unless previously given to the Company).

If a representative of the corporation is to attend the Meeting virtually the appropriate "Certificate of Appointment of Corporate Representative" must be received at telix@cm.mpms.mufg.com prior to admission in accordance with this Notice of Meeting. A form of the certificate may be obtained from our share registry or online at www.mpms.mufg.com.

How to vote

Shareholders can vote:

- by attending the AGM and voting in person or by attorney or, in the case of body corporate Shareholders, by corporate representative;
- by attending the AGM and voting via the Virtual Meeting Online Platform, in person or by attorney or, in the case of body corporate Shareholders, by corporate representative; or
- by appointing a proxy to attend and vote at the AGM on their behalf. A proxy does not need to be a Shareholder of the Company.

How to ask questions prior to the AGM

Shareholders' questions are welcome at the AGM. In the interests of all present, Shareholders are asked to confine questions to matters before the AGM that are relevant to Shareholders as a whole.

Shareholders are strongly encouraged to submit questions before the Meeting so that the Company can consider and address relevant questions as part of the AGM presentation. Questions can be submitted by Shareholders before the Meeting by logging into your portfolio or holding at au.investorcentre.mpms.mufg.com, select 'Voting' and then 'Ask a Question' under the 'Action' column.

Submitting questions in advance of the AGM will facilitate a considered reply of relevant questions, but will not stop any Shareholder, proxy, attorney or corporate representative from asking questions at the AGM should they wish to do so.

Questions for the Company should be received no later than 10:00 a.m. (Melbourne time) on Tuesday, May 14, 2026.

Questions for the Auditor in relation to the conduct of the audit (including the independence of the Auditor), the preparation and content of the Auditor's report and the accounting policies adopted by Telix should be received no later than 10:00 a.m. (Melbourne time) on Tuesday, May 14, 2026.

Telix and the Auditor will respond to as many of the more frequently asked questions as possible at the AGM. Please note that individual responses will not be sent.

How to be present, vote and ask questions virtually (online)

Shareholders who would prefer to participate online will have the opportunity to be present and will be able to vote and ask questions electronically in real time via the share registry's online platform.

The online platform can be accessed at meetings.openbriefing.com/TLXAGM2026. To vote or ask a question, Shareholders will need their holder identifier (SRN, HIN or employee identification) and postcode. Proxies will need to enter the proxy number that the share registry will send via email 24 hours before the AGM.

Voting will open at commencement of registration.

More information regarding online participation at the AGM, including how to vote and ask questions through the online platform is available in the Virtual Meeting Online Guide. The Guide is available on Telix's website and has been lodged with ASX.

Poll

The Chair intends to call a poll on each of the Resolutions set out in this Notice of Meeting.

Technical difficulties

In the event that technical issues arise during the course of the AGM, the Company will have regard to the impact of the technical issues on Shareholders participating and casting direct votes online.

The Chair of the AGM may, in exercising his powers as the Chair, issue any instructions for resolving the issue and may continue the Meeting if it is appropriate to do so.

Telix

ACN 616 620 369

LODGE YOUR VOTE

ONLINE
https://au.investorcentre.mpms.mufg.com

BY MAIL
Telix Pharmaceuticals Limited
C/- MUFG Corporate Markets (AU) Limited
Locked Bag A14
Sydney South NSW 1235 Australia

BY FAX
+61 2 9287 0309

BY HAND*
MUFG Corporate Markets (AU) Limited
Parramatta Square, Level 22, Tower 6,
10 Darcy Street, Parramatta NSW 2150

*During business hours Monday to Friday

ALL ENQUIRIES TO
Telephone: 1300 554 474 Overseas: +61 1300 554 474

LODGEMENT OF A VOTING FORM

This Voting Form (and any Power of Attorney under which it is signed) must be received at an address given above by **10:00am (Melbourne time) on Tuesday, 19 May 2026,** being not later than 48 hours before the commencement of the Meeting. Any Voting Form received after that time will not be valid for the scheduled Meeting.

Voting Forms may be lodged using the reply paid envelope or:

ONLINE
https://au.investorcentre.mpms.mufg.com

Login to the Investor Centre website using the holding details as shown on the Voting Form. Select 'Voting' and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their "Holder Identifier" - Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

BY MOBILE DEVICE
Our voting website is designed specifically for voting online. You can now lodge your vote by scanning the QR code adjacent or enter the voting link **https://au.investorcentre.mpms.mufg.com** into your mobile device. Log in using the Holder Identifier and postcode for your shareholding.

To scan the code you will need a QR code reader application which can be downloaded for free on your mobile device.

QR Code

HOW TO COMPLETE THIS SHAREHOLDER VOTING FORM

YOUR NAME AND ADDRESS

This is your name and address as it appears on the Company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

VOTING UNDER BOX A

If you ticked the box under Box A you are indicating that you wish to vote directly. Please only mark either **"for"** or **"against"** for each item. If you mark the **"abstain"** box for an item, your vote for that item will not be counted.

If no direction is given on all of the items, or if you complete both Box A and Box B, your vote may be passed to the Chairman of the Meeting as your proxy.

Custodians and nominees may identify on this form the total number of votes in each of the categories and their votes will be valid.

If you have lodged a direct vote, and then you attend the Meeting, your attendance will cancel your direct vote.

The Chairman's decision as to whether a direct vote is valid is conclusive.

VOTING UNDER BOX B – APPOINTMENT OF PROXY

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company.

DEFAULT TO CHAIRMAN OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chairman of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chairman of the Meeting will be voted according to the instructions set out in this Voting Form, including where the items of business are connected directly or indirectly with the remuneration of KMP.

VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Voting Form may be obtained by telephoning the Company's share registry or you may copy this form and return them both together.

To appoint a second proxy you must:

(a) on each of the first Voting Form and the second Voting Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(b) return both forms together.

SIGNING INSTRUCTIONS

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, either shareholder may sign.

Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate "Certificate of Appointment of Corporate Representative" must be received at support@cm.mpms.mufg.com prior to admission in accordance with the Notice of Annual General Meeting. A form of the certificate may be obtained from the Company's share registry or online at www.mpms.mufg.com/en/mufg-corporate-markets.

NAME SURNAME
ADDRESS LINE 1
ADDRESS LINE 2
ADDRESS LINE 3
ADDRESS LINE 4
ADDRESS LINE 5
ADDRESS LINE 6

X99999999999

VOTING FORM

I/We being a member(s) of Telix Pharmaceuticals Limited and entitled to attend and vote hereby:

STEP 1 Please mark either A or B

A VOTE DIRECTLY

elect to lodge my/our vote(s) directly (mark box)

in relation to the Annual General Meeting of the Company to be held at **10:00am (Melbourne time) on Thursday, 21 May 2026,** and at any adjournment or postponement of the Meeting.*

OR

B APPOINT A PROXY

the Chairman of the Meeting (mark box)

OR if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name and email of the person or body corporate you are appointing as your proxy

Name

Email

or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at **10:00am (Melbourne time) on Thursday, 21 May 2026** (the **Meeting**) and at any postponement or adjournment of the Meeting.

The Meeting will be conducted as a hybrid meeting. You can participate by attending in person at **the Events Centre, Level 5, Tower 2 / 727 Collins Square, Docklands, Victoria 3008** or logging in online at **https://meetings.openbriefing.com/TLXAGM2026** (refer to details in the Virtual Annual General Meeting Online Guide).

Important for items of business 2, 4a, 4b, 5, 7, 8a, 8b, 8c and 8d: If the Chairman of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chairman of the Meeting to exercise the proxy in respect of items of business 2, 4a, 4b, 5, 7, 8a, 8b, 8c and 8d, even though the items of business are connected directly or indirectly with the remuneration of a member of the Company's Key Management Personnel (KMP).

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business, other than Item 6. The Chairman of the Meeting intends to not vote undirected proxies on Item 6.

STEP 2

VOTING DIRECTIONS

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting.
Please read the voting instructions overleaf before marking any boxes with an ☒

Items of Business

Item		For	Against	Abstain*
2	Adopt the 2025 Remuneration Report			
3a	Re-elect Dr. Mark Nelson as Director			
3b	Elect David Gill as Director			
3c	Elect William Jellison as Director			
3d	Elect Dr. Maria Rivas as Director			
4a	Approve the grant of deferred Share Rights to the MD & CEO as part of his annual short-term variable remuneration for the financial year ended 31 December 2025			
4b	Approve the grant of Performance Share Appreciation Rights to the MD & CEO as his annual long-term variable remuneration for the financial year ending 31 December 2026			
5	Approve the Equity Incentive Plan and the issue of equity securities under the Equity Incentive Plan			
6	Approve potential termination benefits			
7	Approve an increase to the maximum aggregate remuneration for Non-Executive Directors			
8a	Approve the grant of share appreciation rights to Non-Executive Director – Marie McDonald under the Equity Incentive Plan			
8b	Approve the grant of share appreciation rights to Non-Executive Director – David Gill under the Equity Incentive Plan			
8c	Approve the grant of share appreciation rights to Non-Executive Director – William Jellison under the Equity Incentive Plan			
8d	Approve the grant of share appreciation rights to Non-Executive Director – Dr. Maria Rivas under the Equity Incentive Plan			
9	Ratify the prior issue of Convertible Bonds			

* If you mark the Abstain box for a particular Item, your vote will not be counted on that item.

STEP 3

SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001* (Cth).

MUFG

MUFG Corporate Markets
A division of MUFG Pension & Market Services

Online Meeting Guide



Before you begin

Ensure your browser is compatible. Check your current browser by going to the website: **whatismybrowser.com**

Supported browsers are:

- Chrome – Version 44 & 45 and after
- Edge – 92.0 and up

To attend and vote you must have your shareholder number and postcode.

Appointed Proxy: Your proxy number will be provided by MUFG before the meeting.

Please make sure you have this information before proceeding.

Corporate Markets

Online Meeting Guide


Welcome to the MUFG Corporate Markets
A division of MUFG Pension & Market Services
Please register your details to participate
Full Name
Mobile (e.g. 022 123 1234)
Email
I am a...
I have read and accept the Terms & Conditions
REGISTER AND WATCH MEETING
Help Number: 1800 990 363

Step 1

Open your web browser and go to https://meetings.openbriefing.com/TLXAGM2026

Step 2

Log in to the portal using your full name, mobile number and email address, and participant type

Please read and accept the terms and conditions before clicking on the **'Register and Watch Meeting'** button.

- On the left – a live webcast of the Meeting starts automatically once the meeting has commenced. If the webcast does not start automatically please press the play button and ensure the audio on your computer or device is turned on.
- On the right – the presentation slides that will be addressed during the Meeting
- At the bottom – buttons for 'Get a Voting Card', 'Ask a Question' and a list of company documents to download

Note: If you close your browser, your session will expire and you will need to re-register. If using the same email address, you can request a link to be emailed to you to log back in.

1. Get a Voting Card

To register to vote – click on the 'Get a Voting Card' button.

This will bring up a box which looks like this.


Voting Card
Please provide your Shareholder or Proxy details
SHAREHOLDER DETAILS
Shareholder Number
Post Code
SUBMIT DETAILS AND VOTE
OR
PROXY DETAILS
Proxy Number
SUBMIT DETAILS AND VOTE

If you are an individual or joint shareholder you will need to register and provide validation by entering your shareholder number and postcode.

If you are an appointed Proxy, please enter the Proxy Number issued by MUFG in the PROXY DETAILS section. Then click the **'SUBMIT DETAILS AND VOTE'** button.

Once you have registered, your voting card will appear with all of the resolutions to be voted on by shareholders at the Meeting (as set out in the Notice of Meeting). You may need to use the scroll bar on the right hand side of the voting card to view all resolutions.

Shareholders and proxies can submit a either Full Vote or Partial Vote.


MUFG
HELP NUMBER
1800 990 363
Ask a Question
Get a Voting Card
Exit Vote
MUFG
Get a Voting Card
Ask a Question
Downloads
Notice of meeting
Annual report
Online Guide


SAMPLE
I******7133
Voting Card
Full Vote
Partial Vote
Resolution 1A
For
Against
Abstain
AMENDMENT TO THE CONSTITUTION
SUBMIT VOTE

Full Votes

To submit a full vote on a resolution ensure you are in the **'Full Vote'** tab. Place your vote by clicking on the **'For'**, **'Against'**, or **'Abstain'** voting buttons.

Partial Votes

To submit a partial vote on a resolution ensure you are in the **'Partial Vote'** tab. You can enter the number of votes (for any or all) resolution/s. The total amount of votes that you are entitled to vote for will be listed under each resolution. When you enter the number of votes it will automatically tally how many votes you have left.

Note: If you are submitting a partial vote and do not use all of your entitled votes, the un-voted portion will be submitted as No Instruction and therefore will not be counted.

Once you have finished voting on the resolutions scroll down to the bottom of the box and click on the **'Submit Vote'** or **'Submit Partial Vote'** button.

Note: You can close your voting card without submitting your vote at any time while voting remains open. Any votes you have already made will be saved for the next time you open up the voting card. The voting card will appear on the bottom left corner of the webpage. The message **'Not yet submitted'** will appear at the bottom of the page.

You can edit your voting card at any point while voting is open by clicking on **'Edit Card'**. This will reopen the voting card with any previous votes made.

Online Meeting Guide *continued*

2. How to ask a question

Note: Only verified Shareholders, Proxyholders and Corporate Representatives are eligible to ask questions.

If you have yet to obtain a voting card, you will be prompted to enter your shareholder number and postcode or proxy details before you can ask a question. To ask a question, click on the 'Ask a Question' button either at the top or bottom of the webpage.

2a. How to ask a written question

The **'Ask a Question'** box will pop up and you have the option to type in a written question of ask an audio question over the phone line.



Ask a Question
Please provide your Shareholder or Proxy details
SHAREHOLDER DETAILS
Shareholder Number
Post Code
SUBMIT DETAILS AND ASK A QUESTION
OR
PROXY DETAILS
Proxy Number
SUBMIT DETAILS AND ASK A QUESTION

In the **'Regarding'** section click on the drop down arrow and select the category/resolution for your question.

Click in the **'Question'** section and type your question and click on 'Submit'.

A **'View Questions'** box will appear where you can view your questions at any point. Only you can see the questions you have asked.

If your question has been answered and you would like to exercise your right of reply, you can submit another question.

Note, the company will do their best to address all questions.



View Questions
When will this meeting be held?
OPEN COMMENTS
SUBMIT ANOTHER QUESTION

2b. How to ask an audio question



Audio Question
Please mute the webcast meeting before you use the Web Phone. You will be directed to a new screen.
Enter your name and select the Call button and follow instructions from there.
Go to Web Phone

Step 1

Click on **'Go to Web Phone'**



John Smith

Step 2

Type in your name and hit the green call button. You will then be in the meeting and able to listen to proceedings.

Step 3

A box will pop up with a microphone test. Select **'Start Call'**


Select Microphone
Default - Microphone Array (Realtek High Definition Audio(SST))
Communications - Microphone Array (Realtek High Definition Audio(SST))
Microphone Array (Realtek High Definition Audio(SST))
Audio Test
Click to test your audio setup
Always show settings before connecting
Cancel
Start Call

Step 4


1 2 3
4 5 6
7 8 9
* 0 #
Me
The Conference

You are now in the meeting (on mute) and will be able to listen to proceedings.

When the Chair calls for questions or comments on each item of business, press *1 on the keypad on your screen for the item of business that your questions or comments relates to. if at any time you no longer wish to ask a question or make a comment, you can lower your hand by pressing *2 on the keypad.

Step 5

When it is time to ask your question or make your comment, the moderator will introduce you to the meeting. Your line will be unmuted and you will be prompted to speak. If you have also joined the Meeting online, please mute your laptop, desktop, tablet or mobile device before you speak to avoid technical difficulties for you and other shareholders.

Step 6

Your line will be muted once your question or comment has been asked / responded to

Step 7

You can hang up and resume watching the meeting via the online platform. If you would like to ask a question on another item of business, you can repeat the process above.

Please ensure you have muted the webcast audio.

3. Downloads

View relevant documentation in the Downloads section.

4. Voting closing

Voting will end 5 minutes after the close of the Meeting.

At the conclusion of the Meeting a red bar with a countdown timer will appear at the top of the Webcast and Slide screens advising the remaining voting time. If you have not submitted your vote, you should do so now.

Once voting has been closed all submitted voting cards cannot be changed.

Contact us

Australia
T +61 1800 990 363